SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2013
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1.    Consolidated Financial Statements for the Three and Nine Months Ended November 30, 2013.

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended November 30, 2013.

3.	Canadian Forms 52-109F2 - Certification of Interim Filings
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880) and on December 20, 2013 (File Nos. 333-192986 and 333-192987)

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)(unaudited)
Consolidated Balance Sheets

	As at
	November 30, 2013	March 2, 2013
Assets
Current
Cash and cash equivalents	$2,274	$1,549
Short-term investments	788	1,105
Accounts receivable, net	1,242	2,353
Other receivables	151	272
Inventories	254	603
Income taxes receivable	299	597
Other current assets	623	469
Deferred income tax asset	31	139
Assets held for sale	192	280
	5,854	7,367
Long-term investments	130	221
Property, plant and equipment, net	1,070	2,147
Intangible assets, net	1,342	3,430
	$8,396	$13,165
Liabilities
Current
Accounts payable	$750	$1,064
Accrued liabilities	1,888	1,842
Deferred revenue	699	542
	3,337	3,448
Long-term debt	994	—
Deferred income tax liability	25	245
Income taxes payable	9	12
	4,365	3,705
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 526,183,689 voting common shares (March 2, 2013 - 524,159,844)	2,403	2,431
Treasury stock
November 30, 2013 - 7,830,593 (March 2, 2013 - 9,019,617)	(183)	(234)
Retained earnings	1,817	7,267
Accumulated other comprehensive loss	(6)	(4)
	4,031	9,460
	$8,396	$13,165
See notes to consolidated financial statements.

On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance as at March 2, 2013	$2,431	$(234)	$7,267	$(4)	$9,460
Net loss	—	—	(5,450)	—	(5,450)
Other comprehensive loss	—	—	—	(2)	(2)
Shares issued:
Stock-based compensation	50	—	—	—	50
Exercise of stock options	1	—	—	—	1
Common shares issued for restricted share unit settlements	—	(16)	—	—	(16)
Tax deficiencies related to stock-based compensation	(12)	—	—	—	(12)
Treasury stock vested	(67)	67	—	—	—
Balance as at November 30, 2013	$2,403	$(183)	$1,817	$(6)	$4,031
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Revenue	$1,193	$2,727	$5,837	$8,396
Cost of sales	2,457	1,897	6,433	6,036
Gross margin	(1,264)	830	(596)	2,360
Operating expenses
Research and development	322	393	1,040	1,126
Selling, marketing and administration	543	487	1,743	1,589
Amortization	148	180	499	533
Impairment of long-lived assets	2,748	—	2,748	—
Impairment of goodwill	—	—	—	335
	3,761	1,060	6,030	3,583
Operating loss	(5,025)	(230)	(6,626)	(1,223)
Investment income (loss), net	—	18	(1)	21
Loss from continuing operations before income taxes	(5,025)	(212)	(6,627)	(1,202)
Recovery of income taxes	(624)	(226)	(1,177)	(480)
Income (loss) from continuing operations	(4,401)	14	(5,450)	(722)
Loss from discontinued operations, net of tax	—	(5)	—	(22)
Net income (loss)	$(4,401)	$9	$(5,450)	$(744)
Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(8.37)	$0.03	$(10.39)	$(1.38)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.01)	—	(0.04)
Total basic and diluted earnings (loss) per share	$(8.37)	$0.02	$(10.39)	$(1.42)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Comprehensive Loss

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Net income (loss)	$(4,401)	$9	$(5,450)	$(744)
Other comprehensive loss
Net change in unrealized losses on available-for-sale investments	—	—	—	(1)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income taxes of $2 million for the three months ended and income tax recovery of $4 million for the nine months ended (December 1, 2012 - income taxes of $7 million and $7 million)	(1)	(23)	(22)	20
Amounts reclassified to net loss during the period for derivatives designated as cash flow hedges, net of income tax recovery of $2 million and $6 million for the three and nine months ended (December 1, 2012 - income taxes of $2 million and $20 million)	5	(7)	20	(61)
Other comprehensive income (loss)	4	(30)	(2)	(42)
Comprehensive loss	$(4,397)	$(21)	$(5,452)	$(786)
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	November 30, 2013	December 1, 2012
Cash flows from operating activities
Loss from continuing operations	$(5,450)	$(722)
Loss from discontinued operations	—	(22)
Net loss	(5,450)	(744)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization	1,067	1,524
Deferred income taxes	(114)	(15)
Income taxes payable	(3)	2
Stock-based compensation	50	63
Impairment of long-lived assets	2,748	—
Impairment of goodwill	—	335
Other	97	25
Net changes in working capital items	2,010	903
Net cash provided by operating activities	405	2,093

Cash flows from investing activities
Acquisition of long-term investments	(228)	(200)
Proceeds on sale or maturity of long-term investments	283	180
Acquisition of property, plant and equipment	(241)	(325)
Acquisition of intangible assets	(837)	(770)
Business acquisitions, net of cash acquired	(7)	(105)
Acquisition of short-term investments	(1,149)	(837)
Proceeds on sale or maturity of short-term investments	1,537	392
Net cash used in investing activities	(642)	(1,665)

Cash flows from financing activities
Issuance of common shares	1	—
Tax deficiencies related to stock-based compensation	(12)	(10)
Purchase of treasury stock	(16)	(25)
Issuance of debt	1,000	—
Net cash provided by (used in) financing activities	973	(35)

Effect of foreign exchange gain (loss) on cash and cash equivalents	(11)	1
Net increase in cash and cash equivalents for the period	725	394

Cash and cash equivalents, beginning of period	1,549	1,516
Cash and cash equivalents, end of period	$2,274	$1,910
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
Basis of presentation and preparation
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with BlackBerry Limited’s (the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 2, 2013, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 30, 2013 are not necessarily indicative of the results that may be expected for the full year ending March 1, 2014.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 1, 2014 and March 2, 2013 both comprise 52 weeks. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.
Accounting Policies
Convertible Debentures
Due to the number of embedded derivative instruments within the Company’s issued convertible debentures that would require bifurcation, as well as the possible volatility to income from the conversion option associated with the convertible debentures, the Company elected to measure the convertible debentures at fair value in accordance with the fair value option under ASC 825-10-25. Each period, the fair value of the convertible debentures will be recalculated using publicly available market information; resulting gains and losses from the change in fair value of the convertible debentures will be recognized in income.
Critical Accounting Estimates
General
The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Revenue Recognition
There were no changes to the Company’s revenue recognition policy during fiscal 2014. However, given the previously disclosed developments in the Company's business in the second quarter of fiscal 2014, the Company has provided further detail below on the application of its existing revenue recognition policy relating to hardware sales.
The Company considers revenue realized or realizable and earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. For hardware products, the determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.
The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at

1

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue when its products are sold through to an end user.
For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during the second quarter of fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company's expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on marketing campaigns and reduced the price on new shipments of BlackBerry 10 smartphones during the second and third quarters of fiscal 2014. The Company plans to implement further sales incentives with its carrier and distributor partners to increase sell-through, which could be applicable to all BlackBerry 10 devices shipped in the second and third quarters of fiscal 2014. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sales incentives that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers. See the Company's consolidated financial statements for the year ended March 2, 2013 for further details on the Company's revenue recognition policies.
Valuation of Long-Lived Assets
Long-lived assets (“LLA”) are tested for impairment if testing is warranted by changes in events and circumstances that indicate that LLA balances may not be recoverable from the Company's estimated future cash flows. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenues or adverse changes in the economic environment.
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
LLA impairment is tested using a two-step process. When significant indicators of impairment exist, the Company performs a cash flow recoverability test as the first step, which involves comparing the Company's estimated undiscounted future cash flows to the carrying amount of its net assets, since the Company consists of one asset group. If the net cash flows of the Company exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group, the Company. Fair value should be determined using valuation techniques that are recognized by ASC 820, including the market approach, income approach and cost approach. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then the excess represents the maximum amount of potential impairment that will be allocated to the Company's assets on a relative basis, with the limitation that the carrying value of each asset cannot be reduced to a value lower that its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.
The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist. During the third quarter of fiscal 2014, the Company experienced a significant decline in its share price following its pre-release of its second quarter fiscal 2014 results on September 20, 2013 as wel

2

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

l as its announcement on November 4, 2013 that Fairfax Financial Holdings Limited ("Fairfax") and other institutional investors (collectively, the “Purchasers”) were investing in the Company through the $1.0 billion private placement of convertible debentures (the "Debentures") in lieu of finalizing the purchase of the Company as contemplated in the previously-announced letter of intent. The Company further identified the continuing decline in revenues, the generation of operating losses and the decrease in cash flows from operations as indicators of potential long-lived asset (“LLA”) impairment. Further, the Company believes that its recently completed strategic review process may have increased market uncertainty as to the future viability of the Company and may have negatively impacted demand for the Company's products. Accordingly, a cash flow recoverability test was performed as of November 4, 2013 (the “Measurement Date”). The estimated undiscounted net cash flows were determined utilizing the Company's internal forecast and incorporated a terminal value of the Company utilizing its market capitalization, calculated as the number of the Company's common shares outstanding as at the interim testing date by the average market price of the shares over a 10 day period following the Measurement Date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company's shares. As a result, the Company concluded that the carrying value of its net assets exceeded the undiscounted net cash flows as at the Measurement Date. Consequently, step two of the LLA impairment test was performed whereby the fair values of the Company's assets were compared to their carrying values. As a result, the Company recorded a non-cash, pre-tax charge against its LLA (the “LLA Impairment Charge”) of $2.7 billion ($2.5 billion after tax, $4.71 per share diluted), in the third quarter of fiscal 2014.
Inventory and Inventory Purchase Commitments
Raw materials, work in process and finished goods are stated at the lower of cost and market value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased during the second quarter of fiscal 2014 due to the maturing smartphone market and very intense competition. Additionally, delays in the launch of certain functionality of the BES 10 platform and alternative competitor products in the market have resulted in a slower than anticipated rate of adoption of the BES 10 platform by enterprise customers, many of which look to deploy BlackBerry 10 hardware and software simultaneously to optimize security through the integrated BlackBerry end-to-end solution. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company’s expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. Based on these revised demand assumptions, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $934 million ($666 million after tax, $1.27 per share diluted), in the second quarter of fiscal 2014, which was primarily attributable to BlackBerry Z10 devices (the “Z10 Inventory Charge”).
During the third quarter of fiscal 2014, sell-through levels for BlackBerry 10 smartphones continued to decline due to the factors noted above and the number of BlackBerry 10 devices in the channel increased above the Company's expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. The Company also made the decision to cancel plans to launch two devices to mitigate the identified inventory risk. Based on these revised demand assumptions, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $1.6 billion ($1.3 billion after tax, $2.56 per share diluted), in the third quarter of fiscal 2014, which was primarily attributable to BlackBerry 10 devices (the “Q3 Fiscal 2014 Inventory Charge”).

3

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets.  A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance.  Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year.  For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate.  The Company used estimates including pre-tax results and ending position of temporary differences as at the end of the fourth quarter of fiscal 2014 to estimate the valuation allowance that it expects to recognize at the end of the fiscal year.  As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in the third quarter of fiscal 2014, which resulted in the recognition of a $703 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $701 million and included in the income tax provision in the quarter. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results.  See Note 1 for Basis of Presentation and Note 7 for further details on the valuation allowance recorded.
Recently issued accounting pronouncements
In July 2013, the Financial Accounting Standards Board issued authoritative guidance to eliminate diversity in practice related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires that under certain circumstances, an unrecognized tax benefit is to be presented in the financial statements as a reduction to a deferred tax asset as opposed to a liability. The new authoritative guidance will become effective for fiscal years and interim reporting periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The Company will adopt this guidance in the first quarter of fiscal 2015 and is currently evaluating the impact that the adoption of this guidance will have on its financial position.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The Company’s cash equivalents and investments, other than cost method investments of $4 million (March 2, 2013 - $4 million) and equity method investments of $85 million (March 2, 2013 - $46 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income (loss) until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

4

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at November 30, 2013
Bank balances	$541	$—	$—	$—	$541	$541	$—	$—
Bankers’ acceptances/Bearer deposit notes	141	—	—	—	141	141	—	—
Commercial paper	63	—	—	—	63	63	—	—
Asset-backed commercial paper	27	—	—	—	27	17	10	—
Non-U.S. treasury bills/notes	254	—	—	—	254	254	—	—
U.S. treasury bills/notes	1,848	1	—	—	1,849	1,173	676	—
U.S. government sponsored enterprise notes	162	—	—	—	162	85	77	—
Non-U.S. government sponsored enterprise notes	25	—	—	—	25	—	25	—
Corporate notes/bonds	4	—	—	—	4	—	—	4
Auction rate securities	41	2	—	(6)	37	—	—	37
Other investments	89	—	—	—	89	—	—	89
	$3,195	$3	$—	$(6)	$3,192	$2,274	$788	$130

As at March 2, 2013
Bank balances	$431	$—	$—	$—	$431	$431	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers’ acceptances/Bearer deposit notes	114	—	—	—	114	114	—	—
Non-U.S. government promissory notes	50	—	—	—	50	50	—	—
Term deposits/certificates	157	—	—	—	157	132	25	—
Commercial paper	629	—	—	—	629	534	95	—
Non-U.S. treasury bills/notes	282	—	—	—	282	233	49	—
U.S. treasury bills/notes	619	—	—	—	619	—	602	17
U.S. government sponsored enterprise notes	156	—	—	—	156	10	146	—
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	26	—	—
Corporate notes/bonds	217	1	—	—	218	14	186	18
Asset-backed securities	102	—	—	—	102	—	2	100
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	50	—	—	—	50	—	—	50
	$2,879	$2	$—	$(6)	$2,875	$1,549	$1,105	$221
There were no realized gains or losses on available-for-sale securities for the three and nine months ended November 30, 2013 ($11 million in realized gains for the three and nine months ended December 1, 2012).

5

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The contractual maturities of available-for-sale investments as at November 30, 2013 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$2,520	$2,521
Due in one to five years	4	4
Due after five years	35	37
	$2,559	$2,562
As at November 30, 2013 and March 2, 2013, the Company had no investments with continuous unrealized losses.
The Company engages in limited securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at November 30, 2013, the Company had loaned securities (which are included in cash equivalents) with a market value of approximately $124 million (March 2, 2013 - nil) consisting of non-U.S. treasury bills/notes, to major Canadian banks. The Company holds collateral with a market value that exceeds the value of securities lent, consisting of non-U.S. treasury bills/notes issued by the federal and provincial governments of Canada.

3.	FAIR VALUE MEASUREMENTS
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.
For bankers acceptances, commercial paper and asset-backed commercial paper, the independent third party valuator utilizes amortized cost, as the short-term nature of the securities approximates fair value. For non-U.S. treasury bills/notes, U.S. treasury bills/notes, U.S. government sponsored enterprise notes and non-U.S. government sponsored enterprise notes, the independent third party valuator provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party valuator against the results of its internal valuation in order to corroborate the pricing provided by the independent third party valuator.
The Company corroborates the fair values provided by the independent third party valuator for bankers acceptances by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in

6

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party valuator for commercial paper and asset-backed commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by major financing, corporate or capital organizations and have investment grade ratings. The asset-backed commercial paper held by the Company are all issued by major funding organizations and are predominantly backed by trade receivables and automobile loans and leases.
The Company corroborates the fair values provided by the independent third party valuator for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and have investment grade ratings.
The Company corroborates the fair values provided by the independent third party valuator for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by non-U.S. government bond dealers. All non-U.S. treasury bills/notes held by the Company are issued by the Federal or Provincial governments of Canada and have investment grade ratings.
The Company corroborates the fair values provided by the independent third party valuator for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as the Federal Home Loan Banks and all have investment grade ratings.
The Company corroborates the fair values provided by the independent third party valuator for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by countries across the globe and all have investment grade ratings.
Fair values for all investment categories provided by the independent third party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated using a discounted cash flow pricing methodology incorporating unobservable inputs such as anticipated monthly interest and principal payments received, existing and estimated defaults, and collateral value. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The fair value of auction rate securities is estimated using a discounted cash flow model incorporating estimated weighted-average lives based on contractual terms, assumptions concerning liquidity, and credit adjustments of the security sponsor to determine timing and amount of future cash flows. Some of these inputs are unobservable.
The fair values of currency forward contracts and currency option contracts have been determined using notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.
The fair value of the Company’s convertible debenture has been determined using the significant inputs of principal value, interest rate spreads and curves, embedded call option dates and prices, the stock price and volatility of the Company’s listed common shares, and the Company’s implicit credit spread.

7

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at November 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Bankers acceptances	$—	$141	$—	$141
Commercial paper	—	63	—	63
Asset-backed commercial paper	—	27	—	27
Non-U.S. treasury bills/notes	—	254	—	254
U.S. treasury bills/notes	—	1,849	—	1,849
U.S. government sponsored enterprise notes	—	162	—	162
Non-U.S. government sponsored enterprise notes	—	25	—	25
Corporate notes/bonds	—	—	4	4
Auction rate securities	—	—	37	37
Total available-for-sale investments	—	2,521	41	2,562
Currency forward contracts	—	11	—	11
Currency option contracts	—	7	—	7
Total assets	$—	$2,539	$41	$2,580
Liabilities
Currency forward contracts	$—	$29	$—	$29
Currency option contracts	—	5	—	5
Convertible debentures	—	994	—	994
Total liabilities	$—	$1,028	$—	$1,028

8

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

As at March 2, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers’ acceptances/Bearer deposit notes	—	114	—	114
Non-U.S. government promissory notes	—	50	—	50
Term deposits/certificates	—	157	—	157
Commercial paper	—	629	—	629
Non-U.S. treasury bills/notes	—	282	—	282
U.S. treasury bills/notes	—	619	—	619
U.S. government sponsored enterprise notes	—	156	—	156
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	213	5	218
Asset-backed securities	—	102	—	102
Auction rate securities	—	—	36	36
Total available-for-sale investments	5	2,348	41	2,394
Currency forward contracts	—	57	—	57
Currency option contracts	—	2	—	2
Total assets	$5	$2,407	$41	$2,453
Liabilities
Currency forward contracts	$—	$24	$—	$24
Currency option contracts	—	11	—	11
Total liabilities	$—	$35	$—	$35
Non-Recurring Fair Value Measurements
Assets Held for Sale
As described in Note 5, the Company has decided to sell certain redundant assets and as a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at November 30, 2013, valued at $192 million, the lower of carrying value and fair value less costs to sell. Of the total assets held for sale, $161 million are measured at fair value less costs to sell.
The fair values of the Company’s real estate assets held for sale were determined using bids from prospective purchasers, executed purchase and sale agreements or letters of intent, and market appraisals conducted for the Company by certified appraisers. The fair value of the Company’s equipment assets held for sale was determined using executed purchase and sale agreements and bids received from prospective purchasers. Some of these inputs are unobservable.
LLA Impairment
During the third quarter of fiscal 2014, the Company conducted an LLA impairment test on its held and used assets, and as a result of that test, determined that the carrying values of certain of the Company's assets exceeded their fair values at the Measurement Date. Accordingly, the Company recorded the LLA Impairment Charge of approximately $2.7 billion and presented the impaired assets at their fair values on the Company’s balance sheets as at November 30, 2013. See Note 1 for details related to the LLA impairment test performed.
The fair values of the Company’s real estate assets were determined using market appraisals conducted by certified appraisers.
The fair values of the Company’s property, plant and equipment, other than real estate assets ("personal property"), were determined using replacement cost or sales comparison approaches with inputs including, but not limited to, original costs, inflation indices, useful lives, effective ages, and market-derived depreciation curves for similar assets. Some of these inputs are unobservable.
The fair value of certain of the Company’s licenses, representing payments relating to licensing agreements, have been determined using a volume ratio approach, including a comparison of the Company’s current average quarterly unit volumes for each license to those known at the time the Company entered into the license. Some of the inputs are unobservable.

9

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table presents the Company’s assets and liabilities that are measured at fair value on a non-recurring basis:

As at November 30, 2013	Level 1	Level 2	Level 3	Total
Assets
Assets held for sale
Real estate	$—	$118	$—	$118
Equipment	—	43	—	43
Total assets held for sale	—	161	—	161

Assets held and used
Property, plant and equipment
Real estate	—	633	—	633
Personal Property	—	—	394	394
Total property, plant and equipment	—	633	394	1,027
Intangible assets
Licenses	—	—	138	138
Total assets held and used	$—	$633	$532	$1,165
Total assets	$—	$794	$532	$1,326
The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended November 30, 2013 and December 1, 2012:

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Balance, beginning of period	$41	$67	$41	$68
Sale of Level 3 assets	—	(25)	—	(25)
Transfers into Level 3	532	—	532	—
Change in fair value	1	—	1	—
Principal repayments	(1)	—	(1)	(1)
Balance, end of period	$573	$42	$573	$42
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. During the three and nine months ended November 30, 2013, $532 million of assets were transferred into Level 3 assets, representing assets written down to fair value related to the Company’s LLA Impairment Charge as noted above ($25 million transferred out of Level 3 assets for the three and nine months ended December 1, 2012).
The Company’s Level 3 assets consist of auction rate securities, corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle, personal property and licenses written down to fair value related to the LLA Impairment Charge.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral, the value which is currently greater than the fair value of the securities, to the security holders.
The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of

10

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional default assumptions.
The Company’s personal property that was written down to fair value related to the LLA Impairment Charge was valued using replacement cost or sales comparison approaches, both utilizing unobservable inputs. The unobservable inputs used in the valuations are the current effective age of the personal property being valued and the estimated useful life.
The licenses that were written down to fair value related to the LLA Impairment Charge were valued using a volume ratio approach incorporating unobservable inputs. The unobservable inputs used in the valuation are the current volume of units subject to the licensing agreements and the volume of units as of the date the licenses were entered into, which represents the volume ratio. This ratio was applied to the net book value of the licenses in order to determine its fair value. Significant changes in these unobservable inputs could result in significantly different fair value measurements.
The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at November 30, 2013	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$37	Discounted cash flow	Weighted-average life	10 - 21 years (16 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	103 - 137% (116%)	Increase/(decrease)
			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)
			Probability of permanent suspension of auction	5 - 10% (8%)	(Decrease)/increase
Corporate notes/bonds	$4	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	166%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (16%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional default assumptions	0 - 40% (18%)	(Decrease)/increase
Personal property	$394	Replacement cost of sales comparison	Effective age	0 - 14 years (3 years)	(Decrease)/increase
			Useful life	2 - 10 years (5 years)	(Decrease)/increase
Licenses	$138	Volume ratio	Volume ratio	10 - 33% (17%)	Increase/(decrease)

11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

4.	CONSOLIDATED BALANCE SHEETS DETAILS
Inventories
Inventories were comprised of the following:

	As at
	November 30, 2013	March 2, 2013
Raw materials	$8	$271
Work in process	170	278
Finished goods	76	54
	$254	$603
During the second quarter of fiscal 2014, the Company recorded the Z10 Inventory Charge of approximately $934 million ($666 million after tax or $1.27 per share diluted). The Z10 Inventory Charge included a write-down of inventory of approximately $627 million and supply commitments of approximately $307 million.
During the third quarter of fiscal 2014, the Company recorded the Q3 Fiscal 2014 Inventory Charge of approximately $1.6 billion ($1.3 billion or $2.56 per share diluted). The Q3 Fiscal 2014 Inventory Charge included a write-down of inventory of approximately $1.1 billion and supply commitments of approximately $511 million.
Property, plant and equipment, net
Property, plant and equipment were comprised of the following:

	As at
	November 30, 2013	March 2, 2013
Cost
Land	$68	$119
Buildings, leasehold improvements and other	941	1,123
BlackBerry operations and other information technology	2,078	2,440
Manufacturing equipment, research and development equipment and tooling	386	486
Furniture and fixtures	556	559
	4,029	4,727
Accumulated amortization	2,959	2,580
Net book value	$1,070	$2,147

12

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Intangible assets, net
Intangible assets were comprised of the following:

	As at November 30, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$437	$325	$112
Intellectual property	2,676	1,446	1,230
	$3,113	$1,771	$1,342
	As at March 2, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$432	$257	$175
Intellectual property	4,382	1,127	3,255
	$4,814	$1,384	$3,430
During the nine months ended November 30, 2013, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.
Based on the carrying value of the identified intangible assets as at November 30, 2013 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2014 and each of the succeeding years is expected to be as follows: 2014 - $77 million; 2015 - $268 million; 2016 - $259 million; 2017 - $233 million; and 2018 - $156 million.
Impairment of long-lived assets
During the third quarter of fiscal 2014, the Company recorded the LLA Impairment Charge of approximately $2.7 billion ($2.5 billion or $4.71 per share diluted), of which $852 million of the charge was applicable to property, plant and equipment and $1.9 billion was applicable to intangible assets. See Note 1 for a description of the impairment test performed and the conclusions made by the Company.
Accrued liabilities
Accrued liabilities were comprised of the following:

	As at
	November 30, 2013	March 2, 2013
Vendor inventory liabilities	$674	$130
Warranty	217	318
Royalties	368	501
Carrier liabilities	211	141
Other	418	752
	$1,888	$1,842

5.	COST OPTIMIZATION PROGRAMS
Cost Optimization and Resource Efficiency (“CORE”) Program
In March 2012, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio, the optimization of the Company’s global manufacturing footprint, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams and a reduction in the global workforce. On September 20, 2013, the Company announced that it has commenced implementation of a further workforce reduction of approximately 4,500 positions to bring the total workforce to approximately 7,000 full-time global employees. The Company is targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of fiscal

13

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

2015. The Company expects to incur approximately $475 million in pre-tax charges related to the CORE program by the end of the first quarter of fiscal 2015.
The Company incurred approximately $266 million and $363 million in total pre-tax charges related to the CORE program and strategic review process during the three and nine months ended November 30, 2013, related to one-time employee termination benefits, facilities and manufacturing network simplification costs as well as legal and financial advisory costs related to the recently completed strategic review process. Other charges and cash costs may occur as programs are implemented or changes are completed.

The following table sets forth the activity in the Company’s CORE program liability for the nine months ended November 30, 2013:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 2, 2013	$9	$18	$2	$29
Charges incurred	126	62	65	253
Cash payments made	(126)	(23)	(19)	(168)
Balance as at November 30, 2013	$9	$57	$48	$114

The CORE program charges incurred in the three and nine months ended November 30, 2013 were as follows:

	Three Months Ended	Nine Months Ended
Cost of sales	$76	$86
Research and development	37	54
Selling, marketing and administration	153	223
Total CORE program charges	$266	$363
As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at November 30, 2013, valued at $192 million, the lower of carrying value and fair value less costs to sell. Further, the Company has recorded losses of approximately $35 million and $57 million in the three and nine months ended November 30, 2013 related to the write-down to fair value less costs to sell of the assets held for sale, which has been included in the selling, marketing and administration expenses on the Company’s consolidated statements of operations and included in the total CORE charges presented above. Assets held for sale are expected to be sold within the next twelve months.
In fiscal 2013, the Company sold 100% of the shares of its wholly-owned subsidiary, NewBay Software Limited (“NewBay”) and as a result, the operating results of NewBay are presented as discontinued operations in the Company’s consolidated statements of operations for the three and nine months ended December 1, 2012.
The following table sets forth the components of the Company’s loss from discontinued operations:

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Revenues from discontinued operations	$—	$11	$—	$29
Loss from discontinued operations, before tax	$—	$(7)	$—	$(20)
Provision for (recovery of) income taxes	—	(2)	—	2
Loss from discontinued operations, net of tax	$—	$(5)	$—	$(22)

6.	PRODUCT WARRANTY
The Company estimates its warranty costs at the time of revenue recognition based on historical experience and expectations of future return rates and unit warranty repair costs. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance

14

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates. The warranty accrual is included in accrued liabilities on the Company’s consolidated balance sheets.
The changes in the Company’s warranty expense and actual warranty experience for the nine months ended November 30, 2013 as well as the accrued warranty obligations as at November 30, 2013 are set forth in the following table:

Accrued warranty obligations as at March 2, 2013	$318
Warranty costs incurred for the nine months ended November 30, 2013	(289)
Warranty provision for the nine months ended November 30, 2013	239
Adjustments for changes in estimate for the nine months ended November 30, 2013	(51)
Accrued warranty obligations as at November 30, 2013	$217

7.	INCOME TAXES
For the nine months ended November 30, 2013, the Company’s net income tax recovery from continuing operations was $1.2 billion or a net effective income tax recovery rate of approximately 18% compared to a net income tax recovery from continuing operations of $480 million or a net effective income tax recovery rate of 40% for the nine months ended December 1, 2012. The Company’s effective income tax recovery rate substantially differed from the Canadian statutory tax rate of 26.5% primarily due to certain charges related to the LLA Impairment Charge resulting in the recognition of a valuation allowance for a significant portion of the Company’s deferred tax assets, the details of which are described below. The Company’s effective income tax recovery rate also reflects the geographic mix of earnings in jurisdictions with different income tax rates.
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company noted that there were significant increases in deductible temporary differences in the third quarter of fiscal 2014 in relation to the LLA Impairment Charge, which was not currently deductible for tax purposes. In addition, the magnitude of the cumulative losses for fiscal 2014 is such that the Company is expected to recover all amounts possible in its open loss carryback periods. As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in the third quarter of fiscal 2014, which resulted in the recognition of a $703 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $701 million and included in the income tax provision in the third quarter of fiscal 2014. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.
During the third quarter, the Company took steps to accelerate the receipt of a portion of the tax refund to which it is entitled. The Canadian federal and Ontario provincial Ministers of Finance had indicated to the Company that they would be prepared to recommend measures such that the acceleration would not jeopardize the entitlement to the balance of its tax refund. The Company's actions resulted in a November 3, 2013 taxation year end (triggering the entitlement to the tax refund accrued to that date). In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of its fiscal 2014 year and for its fiscal 2015 year on the same basis as without the November 3, 2013 taxation year end. The tax provision excludes the impact of the Remission Orders in accordance with ASC 740 because they were made after November 30, 2013. The additional income tax refund the Company can expect to ultimately access is approximately $170 million relating to the carryback year of fiscal 2011 provided there are sufficient losses in the related period.
Given the change in financial circumstances for the Company in the third quarter of fiscal 2014 (see Note 1 - Critical Accounting Estimates - Valuation of Long-Lived Assets), a determination was made that the Company no longer has plans to permanently reinvest the cumulative earnings of its foreign subsidiaries. As a result, $25 million relating to future withholding taxes was accrued as a deferred tax liability.
The Company’s total unrecognized income tax benefits as at November 30, 2013 was $10 million (March 2, 2013 - $29 million). The decrease in unrecognized income tax benefits in the nine months ended November 30, 2013 primarily

15

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

relates to the settlement of an uncertain tax position in the third quarter of fiscal 2014. As at November 30, 2013, all of the unrecognized income tax benefits of $10 million have been netted against current income taxes receivable and are included in other non-current income taxes payable on the Company’s consolidated balance sheets.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. The Company does not believe it is reasonably possible that any of its unrecognized income tax benefits will be realized in the next twelve months. The Company has various income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.
The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at November 30, 2013 was $1 million (March 2, 2013 - $6 million). The amount of penalties accrued as at November 30, 2013 was nominal (March 2, 2013 - nominal).

8.	LONG-TERM DEBT
Convertible Debentures
In November 2013, the Purchasers invested in the Company through a $1.0 billion private placement of Debentures, with an option to purchase an additional $250 million principal amount of Debentures. On December 12, 2013, the Company announced that the expiry of the option to purchase additional Debentures had been extended from December 13, 2013 to January 13, 2014.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years and each $1,000 of Debentures are convertible at any time into 100 common shares of the Company, for a total of 100 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of one quarter of the Debenture holders. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax Financial Holdings Limited) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s Statement of Operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity nor would be if each component was freestanding. As of November 30, 2013, the fair value of the Company's convertible debt was $994 million. The difference between the fair value of the Debentures and the unpaid principal balance of $1.0 billion is $6 million.  For additional information about the fair value measurement of the Debentures, please see Note 3.
During the third quarter of fiscal 2014, the Company recorded a gain associated with the change in the fair value of the Debentures of $6 million.  This gain is recorded in investment income on the Statement of Operations.
During the third quarter of fiscal 2014, the Company recorded interest expense related to the Debentures of $3 million, which has been included in selling, general and administrative expenses on the Company’s Statement of Operations. The Company is required to make quarterly interest-only payments of approximately $15 million during the seven year term.

16

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

In the course of issuing these Debentures, the Company incurred costs of $48 million. As the Company has elected the fair value option for the recording of the Debentures, these costs have been fully expensed in the period in which they were incurred and are recorded in Selling, General and Administration expenses in the Statement of Operations.

9.	STOCK-BASED COMPENSATION
Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of approximately $2 million and $5 million for the three and nine months ended November 30, 2013 ($1 million and $6 million for the three and nine months ended December 1, 2012) in relation to stock-based compensation expense.
The Company has presented excess tax deficiencies from the exercise of stock-based compensation awards as a financing activity in the consolidated statements of cash flows.
Stock options previously granted under the Prior Plans generally vest over a period of three years to a maximum of five years and are generally exercisable over a period of five years to a maximum of seven years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 14 million shares in the equity pool available for future grants under the Company’s 2014 Plan as at November 30, 2013. Under the 2014 Plan, any shares that are issued as options shall be counted as 0.625 shares against the 2014 Plan's total shares in the equity pool available for future grants and shares issued as awards other than options (i.e., RSUs) shall be counted as one share against the 2014 Plan's total shares in the equity pool available for future grants.
A summary of option activity since March 2, 2013 is shown below:

	Options Outstanding
	Number (in 000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 2, 2013	7,260	$27.53
Exercises during the period	(113)	7.49
Forfeited/cancelled/expired during the period	(2,367)	46.60
Balance as at November 30, 2013	4,780	$17.90	3.03	$—
Vested and expected to vest as at November 30, 2013	4,636	$18.27	3.01	$—
Exercisable as at November 30, 2013	2,432	$27.53	2.27	$—
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on November 30, 2013 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on November 30, 2013. The intrinsic value of stock options exercised during the nine months ended November 30, 2013, calculated using the average market price during the year, was approximately $0.57 per share.
A summary of unvested stock options since March 2, 2013 is shown below:

	Options Outstanding
	Number (000’s)	Weighted-Average Grant Date Fair Value
Balance as at March 2, 2013	5,187	$4.71
Vested during the period	(1,507)	5.02
Forfeited during the period	(1,332)	4.79
Balance as at November 30, 2013	2,348	$4.47
As at November 30, 2013, there was $12 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.41 years. The total fair value of stock options vested during the nine months ended November 30, 2013 was $8 million.

17

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Cash received from the stock options exercised for the nine months ended November 30, 2013 was $1 million (December 1, 2012 - nil). Tax deficiencies incurred by the Company related to the stock options exercised was $1 million for the nine months ended November 30, 2013 (December 1, 2012 - $1 million).
During the nine months ended November 30, 2013, there were no stock options granted (December 1, 2012 - 5,252,119).
Restricted Share Unit Plan
The Company recorded compensation expense with respect to RSUs of approximately $10 million and $45 million for the three and nine months ended November 30, 2013 ($20 million and $57 million for the three and nine months ended December 1, 2012).
A summary of RSU activity since March 2, 2013 is shown below:

	RSUs Outstanding
	Number (000’s)	Weighted Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at March 2, 2013	15,185	$13.83
Granted during the period	17,207	7.37
Vested during the period	(4,744)	16.78
Cancelled during the period	(6,275)	11.40
Balance as at November 30, 2013	21,373	$8.68	3.12	$135
Vested and expected to vest as at November 30, 2013	20,795	$8.60	3.16	$132
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on November 30, 2013) that would have been received by RSU holders if all RSUs had been vested on November 30, 2013.
Tax deficiencies incurred by the Company related to the RSUs vested were $11 million for the nine months ended November 30, 2013 (December 1, 2012 - $10 million).
In order to comply with its obligation to deliver shares upon vesting, the Company purchases shares via a trustee selected by the Company or issues new common shares. During the nine months ended November 30, 2013, 1,641,447 common shares were purchased for total cash consideration of approximately $16 million (December 1, 2012 - 3,005,670 common shares were purchased for total cash consideration of approximately $25 million). The purchased shares are classified as treasury stock for accounting purposes and included in the shareholders' equity section of the Company's consolidated balance sheets.
As at November 30, 2013, there was $166 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.07 years.
During the nine months ended November 30, 2013, there were 17,206,570 RSUs granted (December 1, 2012 - 10,715,992 RSUs were granted), of which 14,658,073 will be settled upon vesting by the issuance of new common shares. Further, there were 10,521,418 RSUs granted as an inducement outside the Company’s 2014 Plan.
Deferred Share Unit Plan
The Company issued 101,541 DSUs during the nine months ended November 30, 2013. There were 0.3 million DSUs outstanding as at November 30, 2013 (December 1, 2012 - 0.3 million). The Company had a liability of $2 million in relation to the DSU Plan as at November 30, 2013 (December 1, 2012 - $3.1 million).

18

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

10.	CAPITAL STOCK
The following details the changes in issued and outstanding common shares for the nine months ended November 30, 2013:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 2, 2013	524,160	$2,431	9,020	$(234)
Stock-based compensation	—	50	—	—
Exercise of stock options	113	1	—	—
Common shares issued for RSU settlements	1,911	—	1,641	(16)
Tax deficiencies related to stock-based compensation	—	(12)	—	—
Treasury stock vested	—	(67)	(2,830)	67
Common shares outstanding as at November 30, 2013	526,184	$2,403	7,831	$(183)
The Company had 526 million common shares, 4.7 million options to purchase common shares, 21.2 million RSUs and 0.3 million DSUs outstanding as at December 17, 2013.

11.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Income (loss) for basic and diluted earnings (loss) per share available to common shareholders from continuing operations	$(4,401)	$14	$(5,450)	$(722)
Loss for basic and diluted loss per share available to common shareholders from discontinued operations	$—	$(5)	$—	$(22)
Weighted-average number of shares outstanding (000’s) - basic	525,656	524,160	524,766	524,160
Effect of dilutive securities (000’s) - stock-based compensation (1)(2)	—	692	—	—
Weighted-average number of shares and assumed conversions (000’s) - diluted	525,656	524,852	524,766	524,160
Earnings (loss) per share - reported
Basic and diluted earnings (loss) per share from continuing operations	$(8.37)	$0.03	$(10.39)	$(1.38)
Basic and diluted loss per share from discontinued operations	$—	$(0.01)	$—	$(0.04)
Total basic and diluted earnings (loss) per share	$(8.37)	$0.02	$(10.39)	$(1.42)
(1) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of earnings (loss) per share for the three and nine months ended November 30, 2013 as to do so would be antidilutive. As at November 30, 2013, there were 325,877 options and 16,787,284 RSUs outstanding that are in-the-money and may have a dilutive effect on earnings (loss) per share in future periods.
(2) The Company has not presented the dilutive effect of the Debentures as the conversion price was not in-the-money as at November 30, 2013. See Note 8 for details on the Debentures.

19

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The changes in AOCI by component, net of tax, for the nine months ended November 30, 2013 were as follows:

	Unrealized Gains (Losses) on Cash Flow Hedges	Unrealized Gains on Available-for-Sale Securities	Total
AOCI as at March 2, 2013	$(6)	$2	$(4)
Other comprehensive loss before reclassifications	(22)	—	(22)
Amounts reclassified from AOCI into income	20	—	20
Other comprehensive loss for the period	(2)	—	(2)
AOCI as at November 30, 2013	$(8)	$2	$(6)

The effects on net income of amounts reclassified from AOCI into income by component for the three and nine months ended November 30, 2013 were as follows:

	Three Months Ended			Nine Months Ended
Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Revenue	$—	$—	$—	$(7)	$—	$(7)
Selling, marketing and administration	(6)	—	(6)	(16)	—	(16)
Research and development	(1)	—	(1)	(2)	—	(2)
Cost of sales	—	—	—	(1)	—	(1)
Recovery of income taxes	2	—	2	6	—	6
Total amount reclassified into income, net of tax	$(5)	$—	$(5)	$(20)	$—	$(20)

13.	FOREIGN EXCHANGE GAINS AND LOSSES
Selling, marketing and administration expense for the three and nine months ended November 30, 2013 included $39 million in losses and $50 million in losses with respect to foreign exchange (three and nine months ended December 1, 2012 - foreign exchange losses of $12 million and $25 million).

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility
The Company has a $525 million asset-backed lending arrangement (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain availability criteria and limits and customary financial covenants, expires on August 27, 2016 and is secured by the Company’s accounts receivable, inventory, equipment, mortgages on certain real property and a stock pledge of certain subsidiaries. The Company has utilized approximately $5 million of the Facility for its outstanding letters of credit as of November 30, 2013.

(b)	Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in

20

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the Company’s unaudited Annual Information Form (“AIF”) for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where a potential loss is considered probable and the amount is reasonably estimable, provisions for loss are made based on management’s assessment of the likely outcome. Where a range of loss can be reasonably estimated with no best estimate in the range, the Company records the minimum amount in the range. The Company does not provide for claims for which the outcome is not determinable or claims for which the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims in accordance with the policy described above.
As of November 30, 2013, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
For additional unaudited information regarding the Company’s legal proceedings see “Legal Proceedings” in the Company’s AIF for the fiscal year ended March 2, 2013, which is included in the Company’s Annual Report on Form 40-F, and “Legal Proceedings” in the unaudited Management’s Discussion and Analysis of Financial Condition and Results of Operations for fiscal 2013.

(c)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources, however certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these

21

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Europe, Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(d)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.
The Company has entered into indemnification agreements with its directors and current and former executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and current and former executive officers to reduce its exposure to such obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2013 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

15.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at November 30, 2013
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$810	$11
Currency option contracts - asset	341	7
Currency forward contracts - liability	1,120	(29)
Currency option contracts - liability	70	(5)
	As at March 2, 2013
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$2,356	$57
Currency option contracts - asset	309	2
Currency forward contracts - liability	1,332	(24)
Currency option contracts - liability	426	(11)
Foreign Exchange
The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s currency risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency exchange rates. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts.
The majority of the Company’s revenues for the three and nine months ended November 30, 2013 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros and British Pounds.

22

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead, are incurred primarily in Canadian dollars but also incurred in Euros and British Pounds. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and whether it is designated as a hedge.
The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in AOCI are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the fair value of the associated asset, liability or forecasted transaction.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in AOCI and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and nine months ended November 30, 2013, there was nil and $4 million in realized losses on forward and option contracts which were ineffective upon maturity (three and nine months ended December 1, 2012 - nil and $8 million in realized gains). As at November 30, 2013 and December 1, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from December 2013 to May 2014. As at November 30, 2013, the net unrealized loss on these forward and option contracts (including option premiums paid) was $8 million (March 2, 2013 - net unrealized loss of $8 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at November 30, 2013, the Company estimates that approximately $8 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next twelve months.
The following table shows the fair values of derivative instruments designated as cash flow hedges on the consolidated balance sheets:

	As at
	November 30, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$—	Other current assets	$13
Currency option contracts - asset	Other current assets	—	Other current assets	2
Currency forward contracts - liability	Accrued liabilities	(8)	Accrued liabilities	(10)
Currency option contracts - liability	Accrued liabilities	—	Accrued liabilities	(10)
Currency option contracts - premiums	Accumulated other comprehensive loss	$—	Accumulated other comprehensive loss	$(3)

During the third quarter of fiscal 2014, changes in forecasts and uncertainty in the probability of cash flows caused certain forward and option contracts hedging exposures relating to anticipated foreign currency transactions to no longer qualify for hedge accounting, and the Company de-designated and closed these forward and option contracts. As a result, unrealized losses of $5 million were transferred from AOCI to selling, marketing and administration.

23

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and nine months ended November 30, 2013:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Revenue	$—	$—
Currency option contracts	—	Revenue	—	(7)
Currency forward contracts	(2)	Cost of sales	—	(1)
Currency forward contracts	(2)	Selling, marketing and administration	(1)	(3)
Currency forward contracts	(4)	Research and development	(1)	(2)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Selling, marketing and administration	$—	$(4)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Unqualified Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	$—	Selling, marketing and administration	$(5)	$(7)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (De-designated/Trading Derivative Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (De-designated/Trading Derivative Portion)
			Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency option contracts	$—	Selling, marketing and administration	$—	$(2)

24

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive loss for the three and nine months ended December 1, 2012:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Effective Portion)
			Three Months Ended December 1, 2012	Nine Months Ended December 1, 2012
Currency forward contracts	$(2)	Revenue	$(1)	$56
Currency option contracts	(13)	Revenue	—	1
Currency forward contracts	3	Cost of sales	2	4
Currency option contracts	—	Cost of sales	—	—
Currency forward contracts	3	Selling, marketing and administration	3	5
Currency option contracts	—	Selling, marketing and administration	—	—
Currency forward contracts	5	Research and development	4	9
Currency option contracts	—	Research and development	1	—
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)
			Three Months Ended December 1, 2012	Nine Months Ended December 1, 2012
Currency forward contracts	$—	Selling, marketing and administration	$—	$8
In addition to the outstanding forward and option contracts hedging exposures relating to anticipated foreign currency transactions that no longer qualify for hedge accounting, the Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from December 2013 to July 2014. As at November 30, 2013, there were unrealized losses (net of premium paid) of $9 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the fair values of derivative instruments hedging anticipated foreign currency transactions on which the Company did not or could not apply hedge accounting on the consolidated balance sheets:

	As at
	November 30, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$—	Other current assets	$—
Currency option contracts - asset	Other current assets	3	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	(8)	Accrued liabilities	—
Currency option contracts - liability	Accrued liabilities	(1)	Accrued liabilities	—
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign currency forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity

25

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

dates of these instruments range from December 2013 to February 2014. As at November 30, 2013, there were unrealized losses (net of premium paid) of $4 million recorded in respect of these instruments (March 2, 2013 - net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the fair values of derivative instruments that are not subject to hedge accounting on the consolidated balance sheets:

	As at
	November 30, 2013		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$11	Other current assets	$44
Currency option contracts - asset	Other current assets	4	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	(13)	Accrued liabilities	(14)
Currency option contracts - liability	Accrued liabilities	(4)	Accrued liabilities	(1)
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and nine months ended November 30, 2013:

		Amount of Gain (Loss) in Income on Derivative Instruments
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Three Months Ended November 30, 2013	Nine Months Ended November 30, 2013
Currency forward contracts	Selling, marketing and administration	$(4)	$(22)
Currency option contracts	Selling, marketing and administration	2	8
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations for the three and nine months ended December 1, 2012:

		Amount of Gain (Loss) in Income on Derivative Instruments
	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Three Months Ended December 1, 2012	Nine Months Ended December 1, 2012
Currency forward contracts	Selling, marketing and administration	$(27)	$10
Currency option contracts	Selling, marketing and administration	2	5
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 30, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 100% (March 2, 2013 - 29%). As at November 30, 2013, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of $7 million (March 2, 2013 - $35 million total risk exposure on a notional value of $1.8 billion). The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at November 30, 2013, the Company had paid $14 million of collateral to counterparties, which approximated the fair value

26

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 30, 2013, no single issuer represented more than 58% of the total cash, cash equivalents and investments (March 2, 2013 - no single issuer represented more than 22% of the total cash and cash equivalents and investments), and that issuer was the United States Department of the Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued convertible debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the debentures. The fair value of the debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

16.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

27

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

Revenue from continuing operations, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
North America
Canada	$72	$127	$426	$454
United States	268	520	1,088	1,855
	340	647	1,514	2,309
Europe, Middle East and Africa
United Kingdom	123	302	505	898
Other	426	858	2,074	2,378
	549	1,160	2,579	3,276
Latin America	135	535	780	1,635
Asia Pacific	169	385	964	1,176
Total	$1,193	$2,727	$5,837	$8,396

North America
Canada	6.0%	4.7%	7.3%	5.4%
United States	22.5%	19.1%	18.6%	22.1%
	28.5%	23.8%	25.9%	27.5%
Europe, Middle East and Africa
United Kingdom	10.3%	11.1%	8.7%	10.7%
Other	35.7%	31.4%	35.5%	28.3%
	46.0%	42.5%	44.2%	39.0%
Latin America	11.3%	19.6%	13.4%	19.5%
Asia Pacific	14.2%	14.1%	16.5%	14.0%
Total	100.0%	100.0%	100.0%	100.0%

	Three Months Ended		Nine Months Ended
	November 30, 2013	December 1, 2012	November 30, 2013	December 1, 2012
Revenue mix
Hardware	$476	$1,627	$3,427	$5,008
Service	632	974	2,150	2,964
Software	56	64	179	198
Other	29	62	81	226
	$1,193	$2,727	$5,837	$8,396

28

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated (unaudited)

	As at
	November 30, 2013	March 2, 2013
Property, plant and equipment and intangible assets
Canada	$1,953	$4,880
United States	290	468
United Kingdom	22	30
Other	147	199
	$2,412	$5,577

	As at
	November 30, 2013	March 2, 2013
Total assets
Canada	$4,298	$8,252
United States	473	1,713
United Kingdom	1,437	1,071
Other	2,188	2,129
	$8,396	$13,165

17.	CASH FLOW INFORMATION
Cash flows resulting from net changes in working capital items are as follows:

	Nine Months Ended
	November 30, 2013	December 1, 2012
Accounts receivable, net	$1,111	$888
Other receivables	121	119
Inventories	349	572
Income taxes receivable	298	(198)
Other current assets	(152)	(152)
Accounts payable	(314)	(106)
Accrued liabilities	440	(512)
Deferred revenue	157	292
	$2,010	$903

29

BLACKBERRY LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED NOVEMBER 30, 2013
December 20, 2013
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of BlackBerry Limited (the “Company” or “BlackBerry”) for the three and nine months ended November 30, 2013, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 2, 2013. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
The Company has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and nine months ended November 30, 2013 and up to and including December 20, 2013.
Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 2, 2013 (the “AIF”), which is included in the Company’s Annual Report on Form 40-F for the fiscal year ended March 2, 2013 (the “Annual Report”), can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of certain securities laws, including under the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•
the Company’s plans, strategies and objectives, including the anticipated benefits of the strategic initiatives described below, and the anticipated opportunities and challenges for the Company in fiscal 2014;

•	the Company’s expectations with respect to the sufficiency of its financial resources, including the Company's anticipated receipt of a significant income tax refund in the first half of fiscal 2015;

•
the Company’s expectations regarding new product initiatives and their timing, including BlackBerry Enterprise Service 10 (“BES 10”), BlackBerry 10 smartphones and services related to BlackBerry Messenger (“BBM”) cross-platform for Android and iPhone;

•
the Company’s plans and expectations regarding its existing and new service offerings, assumptions regarding its service revenue model, and the anticipated levels of decline in service revenue in the fourth quarter of fiscal 2014;

•	anticipated demand for, and the Company’s plans and expectations relating to, the Company’s BlackBerry 7 and 10 smartphones, including programs to drive sell-through of these smartphones;

•	the Company’s ongoing efforts to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program and similar strategies;

•
the Company's plans to reduce operating expenditures by approximately 50% by the end of the first quarter of fiscal 2015, including the continued implementation of a workforce reduction of approximately 4,500 positions;

•	the Company’s plans and expectations regarding marketing and promotional programs;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	assumptions and expectations described in the Company’s critical accounting estimates and accounting policies.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “could”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements in this MD&A, including in the sections entitled “Overview”, “Overview - CORE and Operational Restructuring”, “Overview – Strategic Initiatives”, “Executive Summary”, “Results of Continuing Operations – Three months ended November 30, 2013 compared to three months ended December 1, 2012 – Revenue – Revenue by Category – Hardware Revenue”, “Results of Continuing Operations – Three months ended

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

November 30, 2013 compared to three months ended December 1, 2012 – Revenue – Revenue by Category – Service Revenue”, “Results of Continuing Operations – Three months ended November 30, 2013 compared to three months ended December 1, 2012 – Revenue – Revenue Trends”, “Financial Condition – Liquidity and Capital Resources – Current Assets” and “Financial Condition – Credit Facilities and Other Funding Sources”. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances, including but not limited to, the Company’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, the launch of products based on the BlackBerry 10 platform, general economic conditions, product pricing levels and competitive intensity, supply constraints, and the Company’s expectations regarding the cash flow generation of its business and the sufficiency of its financial resources. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of the Company’s AIF, which is included in the Company’s Annual Report. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements:

•
risks related to the Company's ability to implement and to realize the benefits of its strategic initiatives announced on December 20, 2013, including a return to the Company's core strengths of enterprise and security, changes to the Company's Devices business, including the new partnership with Foxconn Technology Group ("Foxconn"), and the transition to an operating unit organizational structure consisting of Enterprise Services, Messaging, QNX Embedded business and the Devices business;

•
the risk that uncertainty relating to the Company's recently completed strategic review process, as well as previously disclosed announcements concerning the Company's operational restructuring, recent management changes and the Company's workforce reductions may adversely impact the Company's business, existing and future relationships with business partners and end customers of its products and services, and its ability to attract and retain key employees;

•
the Company’s ability to maintain its existing relationships with its enterprise customers and the Company's ability to transition its enterprise customers to the BES 10 platform and deploy BlackBerry 10 smartphones, and the risk that current BES 10 test installations may not convert to commercial installations;

•
risks related to the Company's ability to implement and to realize the benefits of its previously-disclosed operational restructuring initiatives, including the CORE program, and its ability to continue to realize cost reductions in the future, including the Company's ongoing efforts to reduce operating expenditures by 50% and to continue to implement a workforce reduction of approximately 4,500 positions by the end of the first quarter of fiscal 2015;

•	the Company's ability to adapt to, and realize the anticipated benefit of, its recent management changes;

•
risks related to the Company’s ability to offset or mitigate the impact of the decline in the Company’s service access fees on its consolidated revenue by developing an integrated services and software offering;

•
the Company’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, including risks related to new product introductions and adoption and the relevance of hardware in light of the Company's decreasing market share of the smartphone industry;

•
intense competition, rapid change and significant strategic alliances within the Company’s industry, including recent and potential future strategic transactions by its competitors or carrier partners, which have weakened the Company’s competitive position and have required the Company to reduce its prices to compete effectively;

•
the Company’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to the Company changing manufacturers or reducing the number of manufacturers or suppliers it uses;

•
the Company’s ability to maintain its existing relationships with its network carrier partners and distributors, and its reliance on its network carrier partners to help promote the BlackBerry 10 platform and BlackBerry 10 smartphones;

•
risks related to the Company’s ability to maintain or increase its liquidity, its existing cash balance, its ability to access existing or potential alternative sources of funding and the sufficiency of its financial resources;

•
the Company’s ability to address inventory and asset risk, including its ability to sell its existing inventory of BlackBerry 10 products, manage its purchase obligations with its manufacturing partners and the potential for

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

additional charges related to its inventory, as well as its ability to mitigate inventory risk through its new partnership with Foxconn;

•	the potential for additional charges relating to the impairment of intangible assets recorded on the Company’s balance sheet;

•	the Company’s ability to successfully maintain and enhance its brand in light of recent challenges;

•
risks associated with the Company’s foreign operations, including risks related to recent political and economic developments in Venezuela and the impact of foreign currency restrictions that continue to impact its ability to recognize revenue from sales of services in Venezuela;

•
the efficient and uninterrupted operation of the Company’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to the Company or its operations;

•
risks associated with litigation claims against the Company arising from the Company’s practice of providing a forward-looking outlook to its shareholders with respect to certain financial metrics, including the Company’s practice of updating a previous outlook where circumstances warrant;

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws;

•	the occurrence or perception of a breach of the Company’s security measures, or an inappropriate disclosure of confidential or personal information;

•	third-party claims for infringement of intellectual property rights by the Company and the outcome of any litigation with respect thereto;

•	the Company’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	the Company’s ability to expand and manage BlackBerry® WorldTM, including its ability to encourage developers to continue to develop applications for BlackBerry® WorldTM;

•
reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including the Company’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 platform;

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•
the Company’s reliance on its suppliers for functional components, including the suppliers the Company has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis, in sufficient quantities or of the desired quality;

•	the Company’s ability to obtain rights to use software or components supplied by third parties;

•	restrictions on import and use of the Company’s products and services in certain countries due to encryption of the products and services;

•	the continued quality and reliability of the Company’s products and services and the potential effect of defects in products and services;

•	risks as a result of actions of activist shareholders;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of the Company’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with the Company’s worldwide operations;

•	market and credit risk associated with the Company’s cash, cash equivalents and short-term or long-term investments;

•	the potential impact of copyright levies in numerous countries;

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s ability to manage its ongoing development of service and support operations; and

•	costs and other burdens associated with recently adopted regulations regarding conflict minerals.
Any statements that are forward-looking statements are intended to enable the Company’s shareholders to view the anticipated performance and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above, as well as difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the ongoing transition in the Company's business strategy and the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and the strategic initiatives described in this MD&A. See “Overview - CORE and Operational Restructuring”, “Overview - Strategic Review, Debenture Financing and Management Changes”, and “Overview - Strategic Initiatives”.
The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.
Overview
A global leader in wireless innovation, the Company revolutionized the mobile industry with the introduction of the BlackBerry solution in 1999. Today, the Company aims to inspire the success of its millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, the Company operates offices in North America, Europe, Asia Pacific and Latin America. The Company’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB).
With the BlackBerry platform, the Company believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BBM, that provide immediacy, productivity and collaboration. The Company is continuing to see increasing penetration in BES 10 with more than 30,000 commercial and test servers installed to date, up from 25,000 in September 2013. The Company believes that it remains the mobile device management leader with a global enterprise customer base exceeding 80,000 customers. The Company’s latest devices are its BlackBerry 10 smartphone models, including the Z30, Z10, Q10 and Q5, each with Long Term Evolution capability.
BlackBerry® WorldTM, the Company’s comprehensive electronic content distribution catalogue, is available to customers in over 100 markets globally, with other markets expected to follow. The continued expansion of the catalogue of applications and other content is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs. As of the end of the third quarter of fiscal 2014, there were over 140,000 applications available for BlackBerry 10 smartphones and over 240,000 applications in total available through BlackBerry® WorldTM.
Though BlackBerry is the leading smartphone in several markets around the world, the Company has experienced a significant decline in revenue and market share due to intense competition and other factors, as discussed below under “Results of Continuing Operations – Three months ended November 30, 2013 compared to three months ended December 1, 2012 – Revenue – Revenue Trends”.
The Company has approximately $3.2 billion in cash, cash equivalents and investments as of November 30, 2013, including the $1.0 billion of cash proceeds from the issuance on November 13, 2013 of convertible debentures, as described below. In the third quarter of fiscal 2014, the Company had sales of $1.2 billion and incurred a loss from continuing operations of $4.4 billion, or $8.37 per share diluted. The loss reflects a non-cash, pre-tax charge against long-lived assets of approximately $2.7 billion and a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $1.6 billion recorded in the third quarter of fiscal 2014. See “Overview – Long-Lived Asset Impairment Charge” and “Overview – Inventory Charge”.
CORE and Operational Restructuring
As part of the Company's operational and strategic review, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of streamlining the Company's operations and increasing efficiency. The program includes, among other things, the optimization of the Company's global manufacturing footprint to reduce complexity and improve delivery performance, the outsourcing of global repair services, the alignment of the Company's sales and marketing teams to prioritize marketing efforts to effectively leverage its marketing windows and a

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

reduction in the global workforce, including a reduction in the number of layers of management to reduce complexity, drive accelerated execution and decision making, improve performance and increase the transparency of accountability. The Company continued to execute on the planned headcount reductions in the third quarter of fiscal 2014. Through the CORE program, the Company reported significant savings in fiscal 2013 and the Company has implemented plans to sustain certain savings throughout fiscal 2014. In the third quarter of fiscal 2014, the Company incurred approximately $266 million in charges related to the CORE program as well as the strategic review process described below.
As part of the CORE program and operational restructuring, the Company has been reviewing all aspects of its operations, including the sale of certain assets. In the third quarter of fiscal 2014, certain assets were classified as held for sale and are presented separately on the Company's consolidated balance sheet until they are disposed. Assets held for sale include property, plant and equipment and intangible assets that are expected to be sold within the next twelve months.
The Company plans to refocus its product and services offerings on its end-to-end solution of hardware, software and services for enterprises. The Company is targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of fiscal 2015. As part of this effort, the Company has commenced implementation of a further workforce reduction of approximately 4,500 positions to bring the total workforce to approximately 7,000 full-time global employees. The Company expects to incur approximately $475 million in pre-tax charges related to the CORE program by the end of the first quarter of fiscal 2015.
Strategic Review, Debenture Financing and Management Changes
On August 12, 2013, the Company announced that its Board of Directors had formed a Special Committee to explore strategic alternatives to enhance value and increase scale in order to accelerate BlackBerry 10 deployment. The Special Committee engaged in a process to review potential alternatives, with the assistance of its financial and legal advisors, which included possible joint ventures, strategic partnerships or alliances, a sale of the Company or other possible transactions. While the Special Committee focused on exploring alternatives, the Company continued with its strategy of reducing cost, driving efficiency and accelerating the deployment of BES 10, as well as driving adoption of BlackBerry 10 smartphones, working towards launching the multi-platform BBM social messaging service, and pursuing mobile computing opportunities by leveraging the secure and reliable BlackBerry Global Data Network.
On September 23, 2013, the Company announced that it had signed a letter of intent (the “LOI”) with Fairfax Financial Holdings Limited (“Fairfax”), a Canadian company led by Prem Watsa, under which a consortium to be led by Fairfax (the “Fairfax Consortium”) offered to acquire the Company subject to due diligence. The LOI contemplated a transaction in which the Company's shareholders would receive $9 in cash for each common share of the Company they held, in a transaction valued at approximately $4.7 billion. The LOI contemplated that the Fairfax Consortium would acquire for cash all of the outstanding shares of BlackBerry not held by Fairfax. Fairfax, which owned at the time approximately 9.9% of the Company's outstanding common shares, intended to contribute the shares of BlackBerry it held into the transaction. The Board of Directors, acting on the recommendation of the Special Committee, approved the terms of the LOI. Completion of the transaction was subject to a number of conditions, including due diligence, negotiation and execution of a definitive agreement by November 4, 2013 and customary regulatory and shareholder approvals.
On November 4, 2013, the Company announced that, in lieu of the transaction contemplated by the LOI, it had entered into an agreement pursuant to which Fairfax and other institutional investors (collectively, the “Purchasers”) would subscribe for $1 billion aggregate principal amount of 6% unsecured subordinated convertible debentures (the “Debentures”), with an option to purchase an additional $250 million principal amount of debentures. The Debentures are convertible into common shares of BlackBerry at a price of $10.00 per common share, a 28.7% premium to the closing price of BlackBerry common shares on November 1, 2013. The Debentures have a term of seven years. Based on the number of common shares outstanding at November 4, 2013, if all of the Debentures were converted, the common shares issued upon conversion would represent approximately 16% of the common shares outstanding after giving effect to the conversion. On December 12, 2013, the Company announced that the expiry of the option to purchase additional Debentures had been extended from December 13, 2013 to January 13, 2014.
The announcement of the Debenture financing marked the conclusion of the review of strategic alternatives previously announced on August 12, 2013.
Upon closing of the Debenture financing on November 13, 2013, John S. Chen was appointed Executive Chair of BlackBerry's Board of Directors and, in that role, is responsible for the strategic direction, strategic relationships and organizational goals of BlackBerry. Thorsten Heins stepped down as Chief Executive Officer and Mr. Chen was named Interim Chief Executive Officer. Prem Watsa was appointed Lead Director and Chair of the Compensation, Nomination and Governance Committee, and Thorsten Heins and David Kerr resigned from the Board of Directors.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company has recently made additional significant organizational and personnel changes. On November 25, 2013, the Company announced that Kristian Tear, the Company's Chief Operating Officer, and Frank Boulben, the Company's Chief Marketing Officer, were leaving the Company. The Company announced that James Yersh would replace Brian Bidulka as its Chief Financial Officer and that Roger Martin, a member of the Board of Directors since 2007, had resigned. Mr. Bidulka will remain at the Company as a Special Advisor to the Interim Chief Executive Officer until the end of fiscal 2014. On December 17, 2013, the Company announced that John Sims had been appointed as President, Enterprise Services. On December 18, 2013, the Company announced that James Mackey had been appointed as the Company's Executive Vice-President for Corporate Development and Strategic Planning and that Mark Wilson would join the Company as Senior Vice-President of Marketing. The Company believes that these changes will help it continue its transition and focus on its principal strategic initiatives.
Strategic Initiatives
On December 20, 2013, the Company announced that it intends to focus on three key strategic initiatives: (1) returning the Company to its core strengths of enterprise and security; (2) implementing changes in the Company’s Devices business to provide operational flexibility to meet the needs of its customers and to mitigate the financial risk to the Company; and (3) transitioning to an operating unit organizational structure consisting of Enterprise Services, Messaging, QNX Embedded business and Devices business.

Enterprise and Security
The Company intends to renew its focus on its core strengths of enterprise and security, with a greater focus on regulated industry customers in the government, financial services, medical and telecommunications sectors. The Company expects this renewed focus to include additional investments in advanced security capabilities and an expansion of the Company’s product and service offerings in the enterprise space through both organic investment and potential acquisitions of complementary businesses and assets. The Company also plans to further invest in its enterprise sales force and focus their efforts on regulated industries.

Devices Business

The Company plans to implement changes to its hardware model, which will involve, in part, an improved approach to manufacturing to meet the needs of the Company’s customers. The Company’s recently announced joint device development and manufacturing agreement with Foxconn demonstrates BlackBerry’s commitment to the device market for the long-term and its determination to remain the innovation leader in secure end-to-end mobile solutions. Under this new partnership, Foxconn will jointly develop and manufacture certain new BlackBerry devices and manage the inventory associated with those devices. The initial focus of the partnership will be a smartphone for Indonesia and other fast-growing markets, targeting spring of 2014. The devices manufactured by Foxconn will be purchased and resold by BlackBerry. The Company expects the partnership with Foxconn will enable the Company to focus on iconic design, world-class security, software development and enterprise mobility management while simultaneously addressing fast-growing markets, leveraging Foxconn’s scale, efficiency and supply chain to allow the Company to compete more effectively while reducing the Company's inventory risk. The Company’s new hardware model will also strive to provide a supply chain with speed advantages in designing for faster product life cycles, as well as to leverage scale and manufacturing strength beyond current volumes.

Operating Unit Organizational Structure
The Company plans to transition to an operating unit organization structure, consisting of Enterprise Services, Messaging, QNX Embedded business and Devices business. This approach is intended to drive greater focus on services and software, while establishing a more efficient business model for the Devices business. These operating units will also be encouraged to innovate and be more accountable for performance and direction. This structure is expected to enable the Company to more efficiently deliver corporate services to the operating units to support their anticipated transformation and growth objectives.
In conjunction with these strategic initiatives, the Company intends to focus heavily, via internal development, on market segments where its continuous innovations in secure hardware, software and services remain critical and integral to enterprise and government customers. The Company also intends to drive adoption of its multi-platform BBM, deliver real-time, reliable and secure messaging through its Network Operations Center, and grow its enterprise mobility and mobile device management business through on-premise and cloud-based solutions for cross-platform devices as well as its own.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Long-Lived Asset Impairment Charge
During the third quarter of fiscal 2014, the Company experienced a significant decline in its share price following its pre-release of its second quarter fiscal 2014 results on September 20, 2013 as well as its announcement on November 4, 2013 that the Purchasers were investing in the Company through the $1.0 billion private placement of Debentures in lieu of finalizing the purchase of the Company as contemplated in the previously-announced LOI. The Company further identified the continuing decline in revenues, the generation of operating losses and the decrease in cash flows from operations as indicators of potential long-lived asset (“LLA”) impairment. Further, the Company believes that its recently completed strategic review process may have increased market uncertainty as to the future viability of the Company and may have negatively impacted demand for the Company's products. Accordingly, a cash flow recoverability test was performed as of November 4, 2013 (the “Measurement Date”). The estimated undiscounted net cash flows were determined utilizing the Company's internal forecast and incorporated a terminal value of the Company utilizing its market capitalization, calculated as the number of the Company's common shares outstanding as at the interim testing date by the average market price of the shares over a 10 day period following the Measurement Date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company's shares. As a result, the Company concluded that the carrying value of its net assets exceeded the undiscounted net cash flows as at the Measurement Date. Consequently, step two of the LLA impairment test was performed whereby the fair values of the Company's assets were compared to their carrying values. As a result, the Company recorded a non-cash, pre-tax charge against its LLA (the “LLA Impairment Charge”) of $2.7 billion ($2.5 billion after tax, or $4.71 per share diluted), in the third quarter of fiscal 2014. Significant judgment was required in calculating the LLA Impairment Charge. See “Critical Accounting Estimates - Valuation of LLA”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factors titled “The Company may be required to record intangible asset impairment charges, which could adversely impact the Company’s financial results” and “The Company faces substantial inventory and other asset risk”.
Inventory Charge
During the third quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased significantly during the third quarter of fiscal 2014 due to the maturing smartphone market, very intense competition and, the Company believes, the uncertainty created by the Company's recently completed strategic review process. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company's expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. The Company also made the decision to cancel plans to launch two devices to mitigate the identified inventory risk. Based on these revised demand assumptions, the Company recorded a primarily non-cash, pre-tax charge against inventory and supply commitments of approximately $1.6 billion ($1.3 billion after tax, or $2.56 per share diluted), in the third quarter of fiscal 2014, which was primarily attributable to BlackBerry 10 devices (the “Q3 Fiscal 2014 Inventory Charge”). Significant judgment was required in calculating the Q3 Fiscal 2014 Inventory Charge, which involved forecasting future demand and the associated pricing at which the Company can realize the carrying value of its inventory. Further, the Company’s expectations with respect to its inventory and asset risk (including its ability to sell its existing inventory of BlackBerry 10 products and manage its purchase obligations with its manufacturing partners) and the potential for additional charges related to inventory are forward-looking statements that are subject to the inherent risk of forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.  As noted above, these difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and the strategic initiatives described in this MD&A. See “Overview - CORE and Operational Restructuring”, “Overview - Strategic Review, Debenture Financing and Management Changes”, “Overview - Strategic Initiatives”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factors titled “Intense competition, rapid change and significant strategic alliances within the Company’s industry, including potential future strategic transactions by its competitors or carrier partners, could weaken the Company’s competitive position or may require the Company to reduce its prices to compete effectively” and “The Company faces substantial inventory and other asset risk.”
Non-GAAP Financial Measures
As noted above, the consolidated financial statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On December 20, 2013, the Company announced financial results for the third quarter of fiscal 2014, which included certain non-GAAP financial measures, including adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations and

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

adjusted diluted loss per share from continuing operations that excluded the pre-tax LLA Impairment Charge of $2.7 billion ($2.5 billion after tax), the pre-tax Q3 Fiscal 2014 Inventory Charge of $1.6 billion ($1.3 billion after tax) and pre-tax restructuring charges of $266 million ($225 million after tax) related to the CORE program as well as financial and legal advisory and other consulting costs related to the Company's strategic review process incurred in the third quarter of fiscal 2014. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted gross margin, adjusted gross margin percentage, adjusted loss from continuing operations before taxes, adjusted loss from continuing operations, adjusted diluted loss per share from continuing operations and similar measures do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated December 20, 2013.
Critical Accounting Estimates
General
The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Revenue Recognition
There were no changes to the Company’s revenue recognition policy during fiscal 2014. However, given the developments in the Company's business in the second quarter of fiscal 2014 as described in the Company's prior MD&A, the Company has provided further detail below on the application of its existing revenue recognition policy relating to hardware sales.
The Company considers revenue realized or realizable and earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. For hardware products, the determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.
The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue when its products are sold through to an end user. Shipments of BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, are recognized as revenue when the devices sell through to end customers.
For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Valuation of LLA
LLA are tested for impairment if testing is warranted by changes in events and circumstances that indicate that LLA balances may not be recoverable from the Company's estimated future cash flows. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenues or adverse changes in the economic environment.
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
LLA impairment is tested using a two-step process. When significant indicators of impairment exist, the Company performs a cash flow recoverability test as the first step, which involves comparing the Company's estimated undiscounted future cash flows to the carrying amount of its net assets, since the Company consists of one asset group. If the net cash flows of the Company exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group, the Company. Fair value should be determined using valuation techniques that are recognized by ASC 820, including the market approach, income approach and cost approach. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then the excess represents the maximum amount of potential impairment that will be allocated to the Company's assets on a relative basis, with the limitation that the carrying value of each asset cannot be reduced to a value lower that its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.
The Company reviews any changes in events and circumstances that have occurred on a quarterly basis to determine if indicators of LLA impairment exist. As described above, on November 4, 2013, the Company announced that the Purchasers were investing in the Company through the $1.0 billion private placement of Debentures in lieu of finalizing the purchase of the Company as contemplated in the previously-announced LOI, which caused the Company's share price to decrease significantly. The conclusion of the Company's strategic review process and the stock market reaction to the announcements was deemed an indicator of LLA impairment and as such, the Company performed an LLA impairment test as described above as at the Measurement Date. As a result of that test, the Company determined that the carrying value of the Company's assets exceeded their fair values and the Company recorded the LLA Impairment Charge of approximately $2.7 billion ($2.5 billion after tax, or $4.71 per share diluted). See “Overview - Long-Lived Asset Impairment Charge”.
The Company's determination of its asset groups, its primary asset and its remaining useful life, and estimated cash flows are significant factors in assessing the recoverability of the Company's assets for the purposes of LLA impairment testing. The Company's share price can be affected by, among other things, changes in industry or market conditions, including the effect of competition, changes in the Company's results of operations, changes in the Company's forecasts or market expectations relating to future results, and the Company's strategic initiatives and the market's assessment of any such factors. See “Risk Factors - The market price of the Company's common shares is volatile” in the Company's AIF. The current macroeconomic environment and competitive dynamics continue to be challenging to the Company's business and the Company cannot be certain of the duration of these conditions and their potential impact on the Company's future financial results and cash flows. A continued decline in the Company's performance, the Company's market capitalization and future changes to the Company's assumptions and estimates used in the LLA impairment test, particularly the expected future cash flows, remaining useful life of the primary asset and terminal value of the asset group, may result in further impairment charges in future periods of some or all of the assets on the Company's balance sheet. Although it does not affect the Company's cash flow, an impairment charge to earnings has the effect of decreasing the Company's earnings or increasing the Company's losses, as the case may be. The Company's share price could also be adversely affected by the Company's recorded LLA impairment charges.
Inventory and Inventory Purchase Commitments
Raw materials, work in process and finished goods are stated at the lower of cost and market value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The Company

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
During the third quarter of fiscal 2014, the Company recorded the Q3 Fiscal 2014 Inventory Charge for approximately $1.6 billion ($1.3 billion after tax or $2.56 per share diluted) against its inventory and supply commitments as a result of decreased demand for, and sell-through of, the Company's products. See “Overview - Inventory Charge”.
Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets.  A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance.  Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year.  For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate.  The Company used estimates including pre-tax results and ending position of temporary differences as at the end of the fourth quarter of fiscal 2014 to estimate the valuation allowance that it expects to recognize at the end of the fiscal year.  As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in the third quarter of fiscal 2014, which resulted in the recognition of a $703 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $701 million and included in the income tax provision in the quarter. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results. See “Results of Continuing Operations - Three months ended November 30, 2013 compared to three months ended December 1, 2012 - Operating Expenses - Income Taxes”.
Recently Issued Accounting Pronouncements
In July 2013, the Financial Accounting Standards Board issued authoritative guidance to eliminate diversity in practice related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires that under certain circumstances, an unrecognized tax benefit is to be presented in the financial statements as a reduction to a deferred tax asset as opposed to a liability. The new authoritative guidance will become effective for fiscal years and interim reporting periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The Company will adopt this guidance in the first quarter of fiscal 2015 and is currently evaluating the impact that the adoption of this guidance will have on its financial position.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Operations
Third quarter of fiscal 2014 compared to the third quarter of fiscal 2013
The following table sets forth certain consolidated statement of operations data for the periods indicated, as well as certain consolidated balance sheet data, as at November 30, 2013 and December 1, 2012. The following amounts are expressed in millions of dollars, except for share and per share amounts.

	As at and for the Three Months Ended
	November 30, 2013		December 1, 2012		Change Fiscal 2014/2013
Revenue	$1,193	100%	$2,727	100%	$(1,534)
Cost of sales(1)(2)	2,457	206%	1,897	70%	560
Gross margin	(1,264)	(106%)	830	30%	(2,094)
Operating expenses
Research and development(1)	322	27%	393	14%	(71)
Selling, marketing and administration(1)	543	46%	487	18%	56
Amortization	148	12%	180	7%	(32)
Impairment of long-lived assets(3)	2,748	230%	—	—%	2,748
	3,761	315%	1,060	39%	2,701
Operating loss	(5,025)	(421%)	(230)	(9%)	(4,795)
Investment income	—	—%	18	1%	(18)
Loss from continuing operations before income taxes	(5,025)	(421%)	(212)	(8%)	(4,813)
Recovery of income taxes	(624)	(52%)	(226)	(8%)	(398)
Income (loss) from continuing operations	(4,401)	(369%)	14	—%	(4,415)
Loss from discontinued operations	—	—	(5)	—%	5
Net income (loss)	$(4,401)	(369%)	$9	—%	$(4,410)
Basic and diluted earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(8.37)		$0.03		$(8.40)
Basic and diluted loss per share from discontinued operations	—		(0.01)		0.01
Total basic and diluted earnings (loss) per share	$(8.37)		$0.02		$(8.39)
Weighted-average number of shares outstanding (000’s)
Basic	525,656		524,160
Diluted	525,656		524,852
Total assets	$8,396		$12,639		$(4,243)
Total liabilities	$4,365		$3,297		$1,068
Total long-term liabilities	$1,028		$237		$791
Shareholders’ equity	$4,031		$9,342		$(5,311)

(1)
Cost of sales included $76 million, research and development included $37 million, and selling, marketing and administration expenses included $153 million in charges related to the Company’s CORE program and strategic review process during the third quarter of fiscal 2014. See “Overview – CORE and Operational Restructuring”.

(2)	Cost of sales included the Q3 Fiscal 2014 Inventory Charge of approximately $1.6 billion incurred in the third quarter of fiscal 2014. See “Overview - Inventory Charge”.

(3)
During the third quarter of fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge”.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary
Revenue from continuing operations for the third quarter of fiscal 2014 was $1.2 billion, a decrease of approximately $1.5 billion, or 56.3%, from $2.7 billion in the third quarter of fiscal 2013. Hardware revenue decreased by $1.2 billion, or 70.7%, to $476 million. The Company believes that the significant decrease in hardware revenue and device sales over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the maturing smartphone market and very intense competition. As previously disclosed, the Company also believes that uncertainty surrounding its recently completed strategic review process may have continued to negatively impact demand for the Company's products in the third quarter of fiscal 2014. The number of BlackBerry handheld devices recognized decreased by approximately 5.0 million, or 72.5%, to approximately 1.9 million in the third quarter of fiscal 2014, compared to approximately 6.9 million in the third quarter of fiscal 2013. Most of the devices recognized in the third quarter of fiscal 2014 were BlackBerry 7 devices. During the third quarter of fiscal 2014, approximately 4.3 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the third quarter of fiscal 2014 and which reduced the Company's inventory in channel. Of the devices that sold through to end customers in the third quarter of fiscal 2014, approximately 3.2 million were BlackBerry 7 devices. Service revenue decreased by $342 million to $632 million in the third quarter of fiscal 2014, compared to the third quarter of fiscal 2013. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users, compared to the third quarter of fiscal 2013. The decrease also reflects the impact of a pre-tax $60 million service revenue deferral related to carriers in Venezuela (the “Q3 Fiscal 2014 Venezuela Service Revenue Deferral”) as discussed in “Results of Continuing Operations - Three months ended November 30, 2013 compared to three months ended December 1, 2012 - Revenue - Revenue by Category - Service Revenue”. The Company expects service revenue to decline in the fourth quarter of fiscal 2014 by a percentage consistent with the decline experienced in the third quarter of fiscal 2014. Software revenue decreased by $8 million in the third quarter of fiscal 2014 to $56 million, compared to $64 million in the third quarter of fiscal 2013, which was primarily attributable to decreases in maintenance and client access license revenue. Other revenue decreased by $33 million to $29 million in the third quarter of fiscal 2014 compared to the third quarter of fiscal 2013, which was primarily attributable to losses on revenue hedging instruments and decreases in non-warranty repair and licensing revenues. The Company is targeting to return to generating positive cash-flows by the end of fiscal 2015.
The Company’s net loss from continuing operations for the third quarter of fiscal 2014 was $4.4 billion, or $8.37 per share (basic and diluted), reflecting an unfavourable increase in net loss of $4.4 billion compared to net income from continuing operations of $14 million, or $0.03 per share (basic and diluted), in the third quarter of fiscal 2013. The increase in net loss takes into account the non-cash, pre-tax LLA Impairment Charge, the primarily non-cash, pre-tax Q3 Fiscal 2014 Inventory Charge and pre-tax restructuring charges of approximately $266 million related to the Company’s CORE program and strategic review process incurred in the third quarter of fiscal 2014, as well as the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, and pre-tax restructuring charges of approximately $55 million incurred in the third quarter of fiscal 2013. The unfavourable increase in net loss is also attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenditures and an increase in the recovery of income taxes. The decrease in the Company's consolidated gross margin in the third quarter of fiscal 2014 was primarily attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to the third quarter of fiscal 2013. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations
Three months ended November 30, 2013 compared to three months ended December 1, 2012
Revenue
Revenue from continuing operations for the third quarter of fiscal 2014 was $1.2 billion, a decrease of approximately $1.5 billion, or 56.3%, from $2.7 billion in the third quarter of fiscal 2013.
Comparative breakdowns of the significant revenue categories and geographic regions are set forth in the following table:

	For the Three Months Ended
	November 30, 2013		December 1, 2012		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	1.9		6.9		(5.0)	(72.5%)

Revenue (in millions)
Hardware	$476	39.9%	$1,627	59.7%	$(1,151)	(70.7)%
Service	632	53.0%	974	35.7%	(342)	(35.1)%
Software	56	4.7%	64	2.3%	(8)	(12.5)%
Other	29	2.4%	62	2.3%	(33)	(53.2)%
	$1,193	100.0%	$2,727	100.0%	$(1,534)	(56.3)%
Revenue by Geography (in millions)
North America	$340	28.5%	$647	23.8%	$(307)	(47.4)%
Europe, Middle East and Africa	549	46.0%	1,160	42.5%	(611)	(52.7)%
Latin America	135	11.3%	535	19.6%	(400)	(74.8)%
Asia Pacific	169	14.2%	385	14.1%	(216)	(56.1)%
	$1,193	100.0%	$2,727	100.0%	$(1,534)	(56.3)%
Revenue by Category
Hardware Revenue
Hardware revenue was $476 million, or 39.9% of consolidated revenue, in the third quarter of fiscal 2014 compared to $1.6 billion, or 59.7% of consolidated revenue, in the third quarter of fiscal 2013, representing a decrease of $1.2 billion or 70.7%. The Company recognized revenue related to approximately 1.9 million BlackBerry handheld devices in the third quarter of fiscal 2014, reflecting a decrease of approximately 5.0 million devices, or 72.5%, compared to approximately 6.9 million BlackBerry handheld devices in the third quarter of fiscal 2013. Most of the devices recognized in the third quarter of fiscal 2014 were BlackBerry 7 devices. The Company believes that the significant decrease in hardware revenue and device sales over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the maturing smartphone market and very intense competition. Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. As previously disclosed, the Company also believes that uncertainty surrounding its recently completed strategic review process may have continued to negatively impact demand for the Company's products in the third quarter of fiscal 2014. The Company expects shipments of devices to continue to decline until it is able to realize the anticipated benefits of its new partnership with Foxconn. In order to improve sell-through levels and stimulate global demand for BlackBerry devices, the Company continues to implement marketing campaigns and sales incentives with its carrier and distributor partners. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sales incentives that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers. See “Critical Accounting Estimates - Revenue Recognition”.
As a result of the challenges to the Company's hardware business, the Company has decided to focus its hardware portfolio on enterprise targeted devices.
During the third quarter of fiscal 2014, approximately 4.3 million BlackBerry smartphones were sold through to end customers, which included shipments made and recognized prior to the third quarter of fiscal 2014 and which reduced the

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Company's inventory in channel. Of the devices that sold through to end customers in the third quarter of fiscal 2014, approximately 3.2 million were BlackBerry 7 devices. The number of BlackBerry smartphones that were sold through to end customers was 5.9 million in the second quarter of fiscal 2014 and 8.3 million in the third quarter of fiscal 2013.
Service Revenue
Service revenue decreased by $342 million, or 35.1%, to $632 million, or 53.0% of consolidated revenue, in the third quarter of fiscal 2014, compared to $974 million, or 35.7% of consolidated revenue, in the third quarter of fiscal 2013. In the third quarter of fiscal 2014, the Company received cash payments of approximately $17 million on account of previously recognized service revenue from carriers in Venezuela. The decrease in service revenue is primarily attributable to a lower number of BlackBerry users and lower revenue from those users compared to the third quarter of fiscal 2013, and the Q3 Fiscal 2014 Venezuela Service Revenue Deferral. Approximately 20% of the subscriber user base are enterprise users.
Service revenues for the third quarter of fiscal 2014 decreased by approximately 9.6% compared to the second quarter of fiscal 2014, excluding the service revenue related to carriers in Venezuela, which is consistent with the Company's outlook provided in the MD&A for the second quarter of fiscal 2014.
The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. BlackBerry customers continued to decline in the third quarter of fiscal 2014. As previously disclosed, as BlackBerry 10 products use the Company's network infrastructure in a different manner than BlackBerry 7 and previous versions, certain elements of the Company's current revenue model have changed. Users of Blackberry 10 devices that require enhanced services, including advanced security, mobile device management and other services, continue to generate monthly service revenue. Other BlackBerry 10 users who do not utilize such services, do not generate service revenue. Service revenue continues to be generated by current and future users of BlackBerry 7 devices and the Company recently launched a new BlackBerry 7 device, the BlackBerry 9720, in certain markets outside of North America in the third quarter of fiscal 2014. The Company expects service revenue to decline in the fourth quarter of fiscal 2014 by a percentage consistent with the decline experienced in the third quarter of fiscal 2014.
As the business migrates to BlackBerry 10, the Company plans to enhance the business offering with new value-creating services including advanced security tools and additional enterprise services, new services for the Company’s strong BBM base, the creation of cross-platform offerings and services that leverage BlackBerry’s social media community. Since launching BES 10 earlier this year, the Company has provided its customers with free upgrades and free trial arrangements until the end of this calendar year. No material revenue has yet been recognized from BES 10 but the Company expects to see gradual revenue contributions beginning in fiscal 2015.
The Q3 Fiscal 2014 Venezuela Service Revenue Deferral relates to the fact that, based on the recent political and economic events that have occurred in Venezuela, combined with that country's existing and recently amended foreign currency restrictions, the Company did not recognize any revenues related to service access fees charged to customers in Venezuela in the third quarter of fiscal 2014. The Company does not sell smartphones or tablets directly into the Venezuelan market, nor does it have any operations in Venezuela. Moreover, the Company only invoices its carrier partners in Venezuela in U.S. dollars for service access fees provided to the BlackBerry subscriber base. The invoices are reviewed by the carriers and subsequently, an application is made by them to the government-operated Foreign Exchange Administration Board (“CADIVI”) in Venezuela to obtain the necessary U.S. dollars to settle their obligations to the Company. Foreign currency restrictions enacted by the Venezuelan government in 2003 have become more restrictive and have impacted the ability of the Company’s Venezuelan carrier partners to timely obtain U.S. dollars in exchange for Venezuelan Bolivars at the official foreign exchange rate from CADIVI. The application and approval process continue to be delayed and the Company’s ability to timely obtain U.S. dollars at the official exchange rate remains uncertain. During the third quarter of fiscal 2014, the Company collected funds related to services rendered in previous periods in the amount of $17 million. The total receivable balance relating to customers in Venezuela was correspondingly reduced by approximately 18%. Further, the Company deferred all service revenue associated with services rendered in the third quarter of fiscal 2014 of approximately $60 million.
Software Revenue
Software revenue, which includes fees from licensed BES software, client access licenses, technical support, maintenance and upgrades, decreased by $8 million, or 12.5%, to $56 million, or 4.7% of consolidated revenue, in the third quarter of fiscal 2014, compared to $64 million, or 2.3% of consolidated revenue, in the third quarter of fiscal 2013. The decrease was primarily attributable to decreases in maintenance and client access license revenue.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Revenue
Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, decreased by $33 million, or 53.2%, to $29 million, or 2.4% of consolidated revenue, in the third quarter of fiscal 2014 compared to $62 million, or 2.3% in the third quarter of fiscal 2013. The decrease was primarily attributable to losses on revenue hedging instruments and decreases in non-warranty repair and licensing revenues. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company’s hedging instruments.
Revenue Trends
The wireless communications market has increasingly evolved in recent years and there is significant overlap between consumer and enterprise segments. The enterprise market is currently characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). The Company has encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability are permitting employees to choose devices offered by the Company’s competitors, who are increasingly promoting the merits of their own security and reliability, and this has impacted the Company’s enterprise subscriber account base. To address this evolution of the market, the Company has introduced products, including its portfolio of BlackBerry 10 smartphones with BlackBerry Balance and BES 10, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. The Company has continued to encounter challenges with the BYOD trend. As previously disclosed, the Company also believes that uncertainty surrounding its recently completed strategic review process may have continued to negatively impact demand for the Company's products in the third quarter of fiscal 2014. The Company plans to refocus its product and services offerings on its end-to-end solution of hardware, software and services for enterprises.
The smartphone market is maturing, resulting in lower growth rates, particularly in the higher-end segment of the market. The Company has experienced a decline in demand for its products and in its overall market share. The intense competition impacting the Company's financial and operational results that previously affected demand in the United States market is now being experienced globally, including in international markets where the Company has historically experienced rapid growth. The increase in competition encountered by the Company in international markets is due to the recent entry into those markets of global competitors offering high end devices that compete with the Company's BlackBerry 10 devices, as well as other competitors targeting those markets with lower end Android-based devices that compete with the Company's lower cost devices. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. See “Results of Continuing Operations - Three months ended November 30, 2013 compared to three months ended December 1, 2012 - Revenue - Revenue by Geography”.
As previously disclosed, the Company has experienced a continued decline in service revenues. See “Results of Continuing Operations – Three months ended November 30, 2013 compared to Three months ended September 1, 2012 – Revenue – Revenue by Category – Service Revenue” and “Overview – Sources of Revenue” in the Company’s annual MD&A for the fiscal year ended March 2, 2013, which is included in the Annual Report, for further details related to the Company’s assessment of the decline of its service revenues.
Revenue by Geography
North America Revenues
Revenues in North America were $340 million, or 28.5% of consolidated revenue, in the third quarter of fiscal 2014, reflecting a decrease of $307 million compared to $647 million, or 23.8% of consolidated revenue, in the third quarter of fiscal 2013. The decrease in North American revenue is primarily attributable to a decrease in revenue from the United States, which represented approximately 22.5% of total consolidated revenue in the third quarter of fiscal 2014, compared to 19.1% of total consolidated revenue in the third quarter of fiscal 2013, as a result of the intensely competitive dynamics within the United States. Revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market. Sales in Canada represented approximately 6.0% of the consolidated revenue. In the third quarter of fiscal 2014, the Company continued to launch BlackBerry 10 smartphones in this region, including the Z30 in both the United States and Canada.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Europe, Middle East and Africa Revenues
Revenues in Europe, Middle East and Africa were $549 million or 46.0% of consolidated revenue in the third quarter of fiscal 2014, reflecting a decrease of $611 million compared to $1.2 billion or 42.5% of consolidated revenue in the third quarter of fiscal 2013. Some of the larger markets comprising this region include the United Kingdom, Saudi Arabia, Germany and South Africa. In the third quarter of fiscal 2014, the Company continued to launch BlackBerry 10 smartphones in certain countries in this region, including the Z30 in Saudi Arabia, the United Arab Emirates and South Africa and the 9720 in France, Spain and Italy.
Latin America Revenues
Revenues in Latin America were $135 million or 11.3% of consolidated revenue in the third quarter of fiscal 2014, reflecting a decrease of $400 million compared to $535 million or 19.6% of consolidated revenue in the third quarter of fiscal 2013. Colombia and Argentina are some of the larger markets comprising this region. In the third quarter of fiscal 2014, the Company launched BlackBerry 10 smartphones in certain countries in this region, including the Z30 in Mexico, Colombia and Peru and the 9720 in Colombia, Jamaica and Venezuela.
Asia Pacific Revenues
Revenues in Asia Pacific were $169 million or 14.2% of consolidated revenue in the third quarter of fiscal 2014, reflecting a decrease of $216 million compared to $385 million or 14.1% of consolidated revenue in the third quarter of fiscal 2013. Some of the larger markets comprising this region include Indonesia and India. In the third quarter of fiscal 2014, the Company launched BlackBerry 10 smartphones in certain countries in this region, including the Z30 in Indonesia, Malaysia and Hong Kong and the 9720 in Malaysia, Singapore and Australia.
Gross Margin
Consolidated gross margin from continuing operations decreased by $2.1 billion to $(1.3) billion, or (106.0)% of consolidated revenue, in the third quarter of fiscal 2014, compared to $830 million, or 30.4% of consolidated revenue, in the third quarter of fiscal 2013. Excluding the impact of the Q3 Fiscal 2014 Inventory Charge, charges related to the CORE program incurred in the third quarter of fiscal 2014, of which $76 million was attributable to cost of sales, and the impact of charges related to the CORE program incurred in the third quarter of fiscal 2013, of which $32 million was attributable to cost of sales, gross margin decreased by $458 million.
The $458 million decrease in consolidated gross margin was primarily attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to the third quarter of fiscal 2013. Most of the devices recognized in the third quarter of fiscal 2014 were BlackBerry 7 devices, which have lower average selling prices than BlackBerry 10 devices. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for the quarter ended November 30, 2013, compared to the quarter ended August 31, 2013 and the quarter ended December 1, 2012. The Company believes it is meaningful to also provide a comparison between the third quarter of fiscal 2014 and the second quarter of fiscal 2014 given that the Company’s quarterly operating results vary substantially.

	For the Three Months Ended (in millions)
	November 30, 2013		August 31, 2013		December 1, 2012
		% of Revenue		% of Revenue		% of Revenue
Revenue	$1,193		$1,573		$2,727
Operating expenses
Research and development (1)	$322	27.0%	$360	22.9%	$393	14.4%
Selling, marketing and administration (1)	543	45.5%	527	33.5%	487	17.9%
Amortization	148	12.4%	171	10.9%	180	6.6%
Impairment of long-lived assets (2)	2,748	230.3%	—	—%	—	—%
Total	$3,761	315.2%	$1,058	67.3%	$1,060	38.9%

(1)
Research and development and selling, marketing and administration expenses for the third quarter of fiscal 2014 included charges of $37 million and $153 million, respectively, related to the Company’s CORE program and strategic review process.

(2)
During the third quarter of fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge”.

Operating expenses increased by $2.7 billion, or 255.5%, to $3.8 billion, or 315.2% of revenue, in the third quarter of fiscal 2014, compared to $1.1 billion, or 67.3% of revenue, in the second quarter of fiscal 2014. Excluding the impact of the LLA Impairment Charge of approximately $2.7 billion and charges incurred as part of the the Company’s CORE program and strategic review process during the third quarter of fiscal 2014, of which $190 million were attributable to operating expenditures, as well as the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2014, of which $62 million were attributable to operating expenditures, operating expenses decreased by $173 million. The decrease was primarily attributable to reductions in marketing and advertising costs, salaries and benefits due to a reduction in headcount related to the CORE program and a decrease in amortization expense reflecting the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the third quarter of fiscal 2014.
Operating expenses increased by $2.7 billion, or 254.8%, to $3.8 billion or 315.2% of consolidated revenue in the third quarter of fiscal 2014, compared to $1.1 billion or 38.9% of consolidated revenue in the third quarter of fiscal 2013. Excluding the impact of the LLA Impairment Charge of approximately $2.7 billion and charges incurred as part of the the Company’s CORE program and strategic review process during the third quarter of fiscal 2014, of which $190 million were attributable to operating expenditures, and the impact of the charges incurred as part of the CORE program during the third quarter of fiscal 2013, of which $23 million were attributable to operating expenditures, operating expenses decreased by $214 million. This decrease was primarily attributable to decreases in salaries and benefits due to a reduction in headcount related to the CORE program, marketing and advertising costs and legal expenses.

Research and Development Expenses
Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.
Research and development expenses decreased by $38 million, or 10.6%, to $322 million in the third quarter of fiscal 2014, compared to $360 million in the second quarter of fiscal 2014. Excluding the impact of charges related to the CORE program incurred during the third quarter of fiscal 2014, of which $37 million was attributable to research and development expenditures, and the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2014, of which $8 million was attributable to research and development expenditures, research and development expenses decreased by

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

$67 million. The decrease was primarily driven by CORE related savings in consulting and outsourcing costs, salaries and benefits due to a reduction in headcount and device testing costs. Research and development related headcount decreased by approximately 11% compared to the second quarter of fiscal 2014.
Research and development expenses decreased by $71 million, or 18.1%, to $322 million in the third quarter of fiscal 2014, compared to $393 million in the third quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the third quarter of fiscal 2014, of which $37 million was attributable to research and development expenditures, and the impact of the charges incurred as part of the CORE program during the third quarter of fiscal 2013, of which $4 million was attributable to research and development expenditures, research and development expenses decreased by $104 million. The decrease was primarily attributable to CORE related savings in salaries and benefits due to a reduction in headcount, device testing costs and consulting and outsourcing costs. Research and development-related headcount decreased by approximately 24% compared to the third quarter of fiscal 2013.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $16 million, or 3.0%, to $543 million in the third quarter of fiscal 2014 compared to $527 million for the second quarter of fiscal 2014. Excluding the impact of charges incurred as part of the Company’s CORE program and strategic review process during the third quarter of fiscal 2014, of which $153 million was attributable to selling, marketing and administration expenditures, and the impact of the charges incurred as part of the CORE program during the second quarter of fiscal 2014, of which $54 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses decreased by $83 million. The decrease was primarily attributable to decreases in marketing and advertising expenses and salaries and benefits due to a reduction in headcount related to the CORE program as compared to the second quarter of fiscal 2014. Selling, marketing and administration related headcount decreased by approximately 21%, compared to the second quarter of fiscal 2014.
Selling, marketing and administration expenses increased by $56 million, or 11.5%, to $543 million in the third quarter of fiscal 2014 compared to $487 million in the third quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the third quarter of fiscal 2014, of which $153 million was attributable to selling, marketing and administration expenditures, and the impact of the charges incurred as part of the the Company’s CORE program and strategic review process during the third quarter of fiscal 2013, of which $19 million was attributable to selling, marketing and administration expenditures, selling, marketing and administration expenses decreased by $78 million. The decrease was primarily attributable to decreases in marketing and advertising expenses, salaries and benefits due to a reduction in headcount related to the CORE program and legal expenses as compared to the third quarter of fiscal 2013. Selling, marketing and administration related headcount decreased by approximately 34%, compared to the third quarter of fiscal 2013.

Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the third quarter of fiscal 2014 compared to the third quarter of fiscal 2013. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended (in millions)
	Included in amortization			Included in cost of sales
	November 30, 2013	December 1, 2012	Change	November 30, 2013	December 1, 2012	Change
Property, plant and equipment	$70	$103	$(33)	$61	$87	$(26)
Intangible assets	78	77	1	102	263	(161)
Total	$148	$180	$(32)	$163	$350	$(187)
Amortization
Amortization expense from continuing operations relating to certain property, plant and equipment and intangible assets decreased by $32 million to $148 million for the third quarter of fiscal 2014, compared to $180 million for the third quarter of fiscal 2013. The decrease in amortization expense reflects the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the third quarter of fiscal 2014.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Cost of sales
Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations decreased by $187 million to $163 million for the third quarter of fiscal 2014, compared to $350 million for the third quarter of fiscal 2013. This decrease primarily reflects the impact of favourable renegotiations of key contracts associated with elements of the Company's hardware business, the impact of amortizing intangible assets over lower shipment volumes and the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the third quarter of fiscal 2014.
Investment Income
Investment income decreased by $18 million to nil in the third quarter of fiscal 2014 from $18 million in the third quarter of fiscal 2013. The decrease in investment income is primarily attributable to certain one-time gains recorded in the third quarter of fiscal 2013, recognition of the Company's portion of investment losses in its equity-based investments and interest accrued on the Company’s Debentures, which was partially offset by the accrual of interest income for other tax matters. See “Financial Condition - Liquidity and Capital Resources” below.
Income Taxes
For the third quarter of fiscal 2014, the Company’s income tax recovery from continuing operations was $624 million, resulting in an effective income tax recovery rate of approximately 12%, compared to an income tax recovery from continuing operations of $226 million and an effective income tax recovery rate of approximately 107% for the same period in the prior fiscal year. The Company’s effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different income tax rates. The Company’s lower effective income tax recovery rate in the third quarter of fiscal 2014 primarily reflects certain charges related to the LLA Impairment Charge resulting in the recognition of a deferred tax valuation allowance, which is more fully described below.
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company noted that there were significant increases in deductible temporary differences in the third quarter of fiscal 2014 in relation to the LLA Impairment Charge, which was not currently deductible for tax purposes. In addition, the magnitude of the cumulative losses for fiscal 2014 is such that the Company is expected to recover all amounts possible in its open loss carryback periods. As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in the third quarter of fiscal 2014, which resulted in a $703 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $701 million and included in the income tax provision in the third quarter of fiscal 2014. This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.
During the third quarter, the Company took steps to accelerate the receipt of a portion of the tax refund to which it is entitled. The Canadian federal and Ontario provincial Ministers of Finance had indicated to the Company that they would be prepared to recommend measures such that the acceleration would not jeopardize the entitlement to the balance of its tax refund. The Company's actions resulted in a November 3, 2013 taxation year end, which triggered the entitlement to the accrued tax refund accrued of $696 million, which the Company received prior to November 30, 2013. In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of fiscal 2014 and for fiscal 2015 on the same basis as without the November 3, 2013 taxation year end. The tax provision excludes the impact of the Remission Orders in accordance with ASC 740 because they were made after November 30, 2013. The additional income tax refund the Company can expect to ultimately access is approximately $170 million relating to the carryback year of fiscal 2011 provided there are sufficient losses in the related period.
Given the change in the Company's financial circumstances in the third quarter of fiscal 2014 (see “Overview - Long-Lived Asset Impairment Charge”), the Company has provided for foreign withholding taxes of $25 million that would apply on the distribution of the earnings of its non-Canadian subsidiaries as these earnings are no longer intended to be reinvested indefinitely by these subsidiaries.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loss
The Company’s net loss from continuing operations for the third quarter of fiscal 2014 was $4.4 billion, or $8.37 per share (basic and diluted), reflecting an unfavourable increase in net loss of $4.4 billion compared to net income from continuing operations of $14 million, or $0.03 per share (basic and diluted), in the third quarter of fiscal 2013. Excluding the impact of the LLA Impairment Charge, the Q3 Fiscal 2014 Inventory Charge and pre-tax restructuring charges of approximately $266 million related to the Company’s CORE program and strategic review process incurred in the third quarter of fiscal 2014, as well as the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, and pre-tax restructuring charges of approximately $55 million incurred in the third quarter of fiscal 2013, the Company's net loss reflected an unfavourable increase of $240 million. The increase in net loss is also attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenditures and an increase in the recovery of income taxes. The decrease in the Company's consolidated gross margin in the third quarter of fiscal 2014 was attributable to decreases in service revenue and the number of devices for which revenue was recognized compared to the third quarter of fiscal 2013. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
The weighted average number of shares outstanding was 526 million common shares for basic and diluted loss per share for the three months ended November 30, 2013. The weighted average number of shares outstanding was 524 million common shares for basic earnings per share and 525 million for diluted earnings per share for the three months ended December 1, 2012.
Common Shares Outstanding
On December 17, 2013, there were 526 million common shares, options to purchase 4.7 million common shares, 21.2 million restricted share units and 0.3 million deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Continuing Operations
Nine months ended November 30, 2013 compared to nine months ended December 1, 2012
The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Nine Months Ended
	November 30, 2013		December 1, 2012		Change Fiscal 2014/2013
Revenue	$5,837	100%	$8,396	100%	$(2,559)
Cost of sales(1)(2)(3)	6,433	110%	6,036	72%	397
Gross margin	(596)	(10%)	2,360	28%	(2,956)
Operating expenses
Research and development(1)	1,040	18%	1,126	14%	(86)
Selling, marketing and administration(1)	1,743	30%	1,589	19%	154
Amortization	499	9%	533	6%	(34)
Impairment of long-lived assets(4)	2,748	47%	—	—%	2,748
Impairment of goodwill(5)	—	—	335	4%	(335)
	6,030	104%	3,583	43%	2,447
Operating loss	(6,626)	(114%)	(1,223)	(15%)	(5,403)
Investment income (loss)	(1)	—%	21	—%	(22)
Loss from continuing operations before income taxes	(6,627)	(114%)	(1,202)	(15%)	(5,425)
Recovery of income taxes	(1,177)	(20%)	(480)	(6%)	(697)
Loss from continuing operations	(5,450)	(94%)	(722)	(9%)	(4,728)
Loss from discontinued operations	—	—	(22)	—%	22
Net loss	$(5,450)	(94%)	$(744)	(9%)	$(4,706)
Basic and diluted loss per share
Basic and diluted loss per share from continuing operations	$(10.39)		$(1.38)		$(9.01)
Basic and diluted loss per share from discontinued operations	—		(0.04)		0.04
Total basic and diluted loss per share	$(10.39)		$(1.42)		$(8.97)
Weighted-average number of shares outstanding (000’s)
Basic	524,766		524,160
Diluted	524,766		524,160

(1)
Cost of sales, research and development and selling, marketing and administration expenses included approximately $363 million in total charges related to the Company’s CORE program and strategic review process during the first nine months of fiscal 2014. Included in cost of sales, research and development, and selling, marketing and administration expenses for the first nine months of fiscal 2014 was approximately $86 million, $54 million and $223 million, respectively, of charges related primarily to employee termination benefits, facilities and manufacturing costs related to the CORE program and financial and legal advisory and other consulting costs related to the Company's strategic review process.

(2)	Cost of sales included the Q3 Fiscal 2014 Inventory Charge of approximately $1.6 billion incurred in the third quarter of fiscal 2014. See “Overview - Inventory Charge”.

(3)
Cost of sales included a charge against inventory and supply commitments of approximately $934 million incurred in the second quarter of fiscal 2014, which was primarily attributable to BlackBerry Z10 devices (the “Z10 Inventory Charge”).

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

(4)
During the third quarter of fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge”.

(5)
During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a goodwill impairment charge of approximately $335 million pre-tax, or $326 million after-tax.

Revenue
Revenue from continuing operations for the first nine months of fiscal 2014 was $5.8 billion, a decrease of approximately $2.6 billion, or 30.5%, from $8.4 billion in the first nine months of fiscal 2013.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Nine Months Ended
	November 30, 2013		December 1, 2012		Change Fiscal 2014/2013
Millions of BlackBerry handheld devices recognized	12.4		22.1		(9.7)	(43.9%)

Revenue (in millions)
Hardware	$3,427	58.7%	$5,008	59.6%	$(1,581)	(31.6%)
Service	2,150	36.8%	2,964	35.3%	(814)	(27.5%)
Software	179	3.1%	198	2.4%	(19)	(9.6%)
Other	81	1.4%	226	2.7%	(145)	(64.2%)
	$5,837	100.0%	$8,396	100.0%	$(2,559)	(30.5%)

Hardware revenue decreased by $1.6 billion, or 31.6%, to $3.4 billion, or 58.7% of consolidated revenue, in the first nine months of fiscal 2014 compared to $5.0 billion, or 59.6% of consolidated revenue, in the first nine months of fiscal 2013. This significant decrease in hardware revenue was primarily attributable to lower volumes of BlackBerry handheld devices recognized by approximately 9.7 million, to approximately 12.4 million BlackBerry handheld devices in the first nine months of fiscal 2014, compared to approximately 22.1 million BlackBerry handheld devices recognized in the first nine months of fiscal 2013. The Company believes that the significant decrease in hardware revenue and device sales over the prior fiscal year was primarily attributable to decreased demand and lower sell-through for the Company's new devices, due to the maturing smartphone market and very intense competition. As previously disclosed, the Company also believes that uncertainty surrounding its recently completed strategic review process may have continued to negatively impact demand for the Company's products in the first nine months of fiscal 2014. The decrease in hardware revenue and device sales compared to the first nine months of fiscal 2013 is also attributable to the fact that the Company deferred revenues related to certain devices shipped in the first nine months of fiscal 2014 as they did not meet the revenue recognition criteria that the price be fixed or determinable. This unanticipated decrease in demand and the corresponding increase in BlackBerry 10 channel inventory affected the Company’s determination as to the timing of revenue recognition for BlackBerry 10 devices, as discussed further below. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices. The decrease in hardware revenue is partially offset by an increase in average selling prices attributable to sales of BlackBerry 10 smartphones recognized in revenue in the first nine months of fiscal 2014.
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During the second quarter of fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during the second quarter of fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company's expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on marketing campaigns and reduced the price on new shipments of BlackBerry 10 smartphones during the second and third quarters of fiscal 2014. The Company plans to implement further sales incentives with its carrier and distributor partners to increase sell-through, which could be applicable to all BlackBerry 10

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

devices shipped in the second and third quarters of fiscal 2014. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sales incentives that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers. See “Critical Accounting Estimates - Revenue Recognition”.
Service revenue decreased by $814 million, or 27.5%, to $2.2 billion and comprised 36.8% of consolidated revenue in the first nine months of fiscal 2014 compared to $3.0 billion, or 35.3% of consolidated revenue, in the first nine months of fiscal 2013. The decrease is primarily attributable to a lower number of BlackBerry users and lower revenue from those users as compared to the first nine months of fiscal 2013. The year-over-year decrease also resulted from a continued shift in the mix of the Company’s customers from higher-tiered unlimited plans to prepaid and lower-tiered plans as well as pricing reduction programs implemented by the Company to maintain the customer base. The decrease reflects a $72 million service revenue deferral related to carriers in Venezuela recorded in the first quarter of fiscal 2014, a $67 million service revenue deferral related to carriers in Venezuela recorded in the second quarter of fiscal 2014 and the $60 million Q3 Fiscal 2014 Venezuela Service Revenue Deferral recorded in the third quarter of fiscal 2014.
Software revenue decreased by $19 million, or 9.6%, to $179 million or 3.1% of consolidated revenue in the first nine months of fiscal 2014 from $198 million or 2.4% of consolidated revenue in the first nine months of fiscal 2013. The decrease was attributable to decreases in maintenance and CAL revenue, partially offset by an increase in revenue generated by the Company's acquired subsidiaries.
Other revenue decreased by $145 million, or 64.2%, to $81 million or 1.4% of consolidated revenue in the first nine months of fiscal 2014 compared to $226 million or 2.7% of consolidated revenue in the first nine months of fiscal 2013. The majority of the decrease was attributable to foreign exchange losses realized from revenue hedging instruments in contrast to gains realized in the same period in the prior fiscal year as well as a decrease in non-warranty repair and licensing revenues. See “Market Risk of Financial Instruments - Foreign Exchange” for additional information on the Company's hedging instruments.
Sales outside the United States and Canada comprised approximately 74.1% of the total consolidated revenue during the first nine months of fiscal 2014. Sales in the United States represented approximately 18.6% of the total consolidated revenue during the first nine months of fiscal 2014, a decrease as a percentage of total consolidated revenue resulting from the intensely competitive market dynamics in the United States. Sales in Canada represented approximately 7.3% of the consolidated revenue.
Gross Margin
Consolidated gross margin from continuing operations decreased by $3.0 billion, or 125.3%, to $(596) million, or (10.2)% of consolidated revenue, in the first nine months of fiscal 2014, compared to $2.4 billion, or 28.1% of consolidated revenue, in the same period of the previous fiscal year. Excluding the impact of the Q3 Fiscal 2014 Inventory Charge, the Z10 Inventory Charge and charges related to the CORE program that the Company incurred during the first nine months of fiscal 2014, of which $86 million was attributable to cost of sales, and the impact of charges related to the CORE program that the Company incurred during the first nine months of fiscal 2013, of which $100 million was attributable to cost of sales, consolidated gross margin decreased by $444 million. The year-over-year decrease in consolidated gross margin was primarily due to decreases in service revenue and the number of devices for which revenue was recognized compared to the first nine months of fiscal 2013. The decrease in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses from continuing operations for the nine months ended November 30, 2013, compared to the nine months ended December 1, 2012.

	For the Nine Months Ended
	(in millions)
	November 30, 2013		December 1, 2012		Change Fiscal 2014/2013
		% of Revenue		% of Revenue		% of Change
Revenue	$5,837		$8,396		$(2,559)	(30.5%)
Operating expenses
Research and development (1)	$1,040	17.8%	$1,126	13.4%	$(86)	(7.6)%
Selling, marketing and administration (1)	1,743	29.9%	1,589	18.9%	154	9.7%
Amortization	499	8.5%	533	6.3%	(34)	(6.4)%
Impairment of long-lived assets(2)	2,748	47.1%	—	—%	2,748	—%
Impairment of goodwill (3)	—	—	335	4.0%	(335)	(100.0)%
Total	$6,030	103.3%	$3,583	42.6%	$2,447	68.3%

(1)
Research and development and selling, marketing and administration expenses for the first nine months of fiscal 2014 included charges of $54 million and $223 million, respectively, related to the Company’s CORE program and strategic review process.

(2)
During the third quarter of fiscal 2014, the Company performed an LLA impairment test and based on the results of that test, the Company recorded the LLA Impairment Charge of approximately $2.7 billion. See “Overview - Long-Lived Asset Impairment Charge”.

(3)
During the first quarter of fiscal 2013, the Company performed a goodwill impairment test and based on the results of that test, the Company recorded a goodwill impairment charge of approximately $335 million.

Research and Development Expenses
Research and development expenses decreased by $86 million to $1.0 billion, or 17.8% of consolidated revenue, in the first nine months of fiscal 2014, compared to $1.1 billion, or 13.4% of consolidated revenue, in the first nine months of fiscal 2013. Excluding the impact of the charges related to the CORE program during the first nine months of fiscal 2014, of which $54 million was attributable to research and development expenditures, and the impact of charges related to the CORE program that the Company incurred during the first nine months of fiscal 2013, of which $24 million was attributable to research and development expenditures, research and development expenses decreased by $116 million. The decrease is primarily attributable to reduced salaries and benefits as a result of a reduction in headcount related to the CORE program, which was partially offset by an increase in application development and device testing costs compared to the first nine months of fiscal 2013. Research and development related headcount decreased by approximately 24% as at the end of the first nine months of fiscal 2014 compared to the same period in the prior fiscal year.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $154 million to $1.7 billion for the first nine months of fiscal 2014 compared to $1.6 billion for the comparable period in fiscal 2013. As a percentage of revenue, selling, marketing and administration expenses increased to 29.9% in the first nine months of fiscal 2014 versus 18.9% in the first nine months of fiscal 2013. Excluding the impact of the charges related to the CORE program and strategic review incurred during the first nine months of fiscal 2014, of which $223 million was attributable to selling, marketing and administration expenditures, and the impact of charges related to the CORE program that the Company incurred during the first nine months of fiscal 2013, of which $67 million was attributable to selling, marketing and administration expenditures, selling marketing and administration expenses decreased by $2 million. The decrease is attributable to a decrease in salaries and benefits as a result of a reduction in headcount, and other administrative expenses, related to the CORE program, substantially offset by an increase in marketing and advertising expenses incurred to support the launch of BlackBerry 10 platform. The overall decrease was partially offset by a decrease in salaries and benefits due to a reduction in headcount related to the CORE program and a decrease in other legal

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

expenses compared to the first nine months of fiscal 2013. Selling, marketing and administration related headcount decreased by approximately 34% as at the end of the first nine months of fiscal 2014 compared to the same period in the prior fiscal year.
Amortization Expense
The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the nine months ended November 30, 2013 compared to the nine months ended December 1, 2012. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Nine Months Ended
	(in millions)
	Included in Amortization			Included in Cost of sales
	November 30, 2013	December 1, 2012	Change	November 30, 2013	December 1, 2012	Change
Property, plant and equipment	$270	$299	$(29)	$195	$253	$(58)
Intangible assets	229	234	(5)	373	738	(365)
Total	$499	$533	$(34)	$568	$991	$(423)
Amortization
Amortization expense relating to certain property, plant and equipment and certain intangible assets decreased by $34 million to $499 million in the first nine months of fiscal 2014 compared to $533 million for the comparable period in fiscal 2013. The decrease in amortization expense reflects the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the first nine months of fiscal 2014.
Cost of sales
Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company's manufacturing operations and BlackBerry service operations decreased by $423 million to $568 million in the first nine months of fiscal 2014 compared to $991 million for the comparable period in fiscal 2013. This decrease primarily reflects the impact of favourable renegotiations of key contracts associated with elements of the Company's hardware business, the impact of amortizing intangible assets over lower shipment volumes and the lower cost base of LLA as a result of the LLA Impairment Charge recorded on November 4, 2013, in the third quarter of fiscal 2014.
Investment Income
Investment income decreased by $22 million to a loss of $1 million in the first nine months of fiscal 2014, from income of $21 million in the comparable period of fiscal 2013. The decrease primarily reflects the decreases in the Company's average cash and investment balances and yield, certain one-time gains recorded in the first nine months of fiscal 2013, recognition of the Company's portion of investment losses in its equity-based investments and interest accrued on the Debentures, which was partially offset by the accrual of interest income for other tax matters. See “Financial Condition - Liquidity and Capital Resources”.
Income Taxes
For the first nine months of fiscal 2014, the Company's income tax recovery from continuing operations was $1.2 billion, resulting in an effective income tax recovery rate of 18%, compared to income tax recovery from continuing operations of $480 million and an effective income tax recovery rate of 40% for the same period in the prior fiscal year. The Company's effective income tax recovery rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The Company's lower effective income tax recovery rate in the first nine months of fiscal 2014 primarily reflects certain charges related to the LLA Impairment Charge resulting in the recognition of a deferred tax valuation allowance, which is more fully described below.
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. The Company determined that the negative evidence outweighed the positive evidence as of November 30, 2013 and was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in the third quarter of fiscal 2014, which resulted in a $703 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $701 million and included in the provision

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

for income taxes recovered. See “Results of Continuing Operations - Three months ended November 30, 2013 compared to three months ended December 1, 2012 - Income Taxes”.
During the third quarter, the Company took steps to accelerate the receipt of a portion of the tax refund without jeopardizing the full refund to which it was entitled. In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of fiscal 2014 and for fiscal 2015 on the same basis as without the November 3, 2013 taxation year end that was created by the Company's actions. The additional income tax refund the Company can expect to ultimately access is approximately $170 million relating to the carryback year of fiscal 2011 provided there are sufficient losses in the related period. See “Results of Continuing Operations - Three months ended November 30, 2013 compared to three months ended December 1, 2012 - Income Taxes”.
Given the change in the Company's financial circumstances in the third quarter of fiscal 2014 (see “Overview - Long-Lived Asset Impairment Charge”), the Company has provided for foreign withholding taxes of $25 million that would apply on the distribution of the earnings of its non-Canadian subsidiaries as these earnings are no longer intended to be reinvested indefinitely by these subsidiaries.
Net Loss
The Company's net loss from continuing operations for the first nine months of fiscal 2014 was $5.5 billion, reflecting an unfavourable increase in net loss of $4.7 billion compared to net loss of $744 million in the first nine months of fiscal 2013. Excluding the impact of the LLA Impairment Charge, the Q3 Fiscal 2014 Inventory Charge, the Z10 Inventory Charge and approximately $363 million in restructuring charges related to the CORE program that the Company incurred in the first nine months of fiscal 2014, as well as the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, a goodwill impairment charge of approximately $335 million and approximately $191 million in restructuring charges related to the Company's CORE program that the Company incurred during the first nine months of fiscal 2013, the Company's net loss increased by $216 million. The $216 million increase in net loss also reflects a decrease in the Company’s gross margin, partially offset by a reduction in operating expenditures and an increase in the recovery of income taxes. The decrease in the Company's consolidated gross margin is primarily due to decreases in service revenue and the number of devices for which revenue was recognized compared to the first nine months of fiscal 2013, which in consolidated gross margin also reflects the Company's fixed costs being allocated over lower shipment volumes. Hardware revenues have lower gross margins than the Company’s consolidated gross margin. Service revenues earn higher gross margins than sales of handheld devices.
Basic loss per share and diluted loss per share from continuing operations were both $10.39 in the first nine months of fiscal 2014, a decrease of 652.9%, compared to basic and diluted loss per share from continuing operations of $1.38 in the first nine months of fiscal 2013.
The weighted average number of shares outstanding was 525 million common shares for both basic and diluted loss per share for the nine months ended November 30, 2013, and 524 million common shares for both basic and diluted loss per share for the nine months ended December 1, 2012.
Common Shares Outstanding
On December 17, 2013, there were 526 million common shares, options to purchase 4.7 million common shares, 21.2 million restricted share units and 0.3 million deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Quarterly Financial Data
The following table sets forth the Company’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 30, 2013. The information in the table below has been derived from the Company’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. The Company’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2014			Fiscal Year 2013				Fiscal Year 2012
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
		(in millions, except per share data)
Revenue	$1,193	$1,573	$3,071	$2,678	$2,727	$2,861	$2,808	$4,181
Gross margin	(1,264)	(374)	1,042	1,075	830	744	786	1,400
Operating expenses	3,761	1,058	1,211	1,087	1,060	1,102	1,421	1,535
Investment income (loss), net	—	(6)	5	(6)	18	—	3	5
Income (loss) from continuing operations, before income taxes	(5,025)	(1,438)	(164)	(18)	(212)	(358)	(632)	(130)
Provision for (recovery of) income taxes	(624)	(473)	(80)	(112)	(226)	(129)	(122)	(12)
Income (loss) from continuing operations	(4,401)	(965)	(84)	94	14	(229)	(510)	(118)
Income (loss) from discontinued operations, net of tax	—	—	—	4	(5)	(6)	(8)	(7)
Net income (loss)	$(4,401)	$(965)	$(84)	$98	$9	$(235)	$(518)	$(125)
Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(8.37)	$(1.84)	$(0.16)	$0.18	$0.03	$(0.44)	$(0.97)	$(0.23)
Basic and diluted earnings (loss) per share from discontinued operations	—	—	—	0.01	(0.01)	(0.01)	(0.02)	(0.01)
Total basic and diluted earnings (loss) per share	$(8.37)	$(1.84)	$(0.16)	$0.19	$0.02	$(0.45)	$(0.99)	$(0.24)

Research and development	$322	$360	$358	$383	$393	$366	$367	$386
Selling, marketing and administration	543	527	673	523	487	556	547	646
Amortization	148	171	180	181	180	180	172	148
Impairment of long-lived assets	2,748	—	—	—	—	—	—	—
Impairment of goodwill	—	—	—	—	—	—	335	355
Operating expenses	$3,761	$1,058	$1,211	$1,087	$1,060	$1,102	$1,421	$1,535

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition
Liquidity and Capital Resources
Cash, cash equivalents, and investments increased by $317 million to $3.2 billion as at November 30, 2013 from $2.9 billion as at March 2, 2013, primarily as a result of net changes in working capital and proceeds from the issuance of the Debentures, partially offset by cash used in investing activities. Substantially all of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at November 30, 2013.
A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	November 30, 2013	March 2, 2013	Change
Cash and cash equivalents	$2,274	$1,549	$725
Short-term investments	788	1,105	(317)
Long-term investments	130	221	(91)
Cash, cash equivalents, and investments	$3,192	$2,875	$317
The table below summarizes the current assets, current liabilities, and working capital of the Company as at November 30, 2013 and March 2, 2013:

	As at (in millions)
	November 30, 2013	March 2, 2013	Change
Current assets	$5,854	$7,367	$(1,513)
Current liabilities	3,337	3,448	(111)
Working capital	$2,517	$3,919	$(1,402)

Current Assets
The decrease in current assets of $1.5 billion at the end of the third quarter of fiscal 2014 from the end of the fourth quarter of fiscal 2013 was primarily due to decreases in accounts receivable of $1.1 billion, short term investments of $317 million and inventories of $349 million, which was partially offset by an increase in cash and cash equivalents of $725 million.
At November 30, 2013, accounts receivable was $1.2 billion, a decrease of $1.1 billion from March 2, 2013. The decrease reflects the lower revenues recognized in the third quarter of fiscal 2014 as well as an increase in days sales outstanding to 98.5 days in the third quarter of fiscal 2014 from 79.9 days at the end of the fourth quarter of fiscal 2013. Inventories decreased by $349 million as at November 30, 2013 compared to March 2, 2013, primarily due to the Q3 Fiscal 2014 Inventory Charge and Z10 Inventory Charge, partially offset by purchases of inventory.

As of November 30, 2013, the Company has accounts receivables outstanding related to service access fees provided to wireless service providers in Venezuela. See “Results of Continuing Operations – Three months ended November 30, 2013 compared to three months ended December 1, 2012 – Revenue – Revenue by Category – Service Revenue” for a discussion of the Q3 Venezuela Service Revenue Deferral incurred in the third quarter of fiscal 2014. In the third quarter of fiscal 2014, the Company collected funds related to services rendered in previous periods in the amount of $17 million. The Company continues to face challenges in obtaining timely payments on its receivables and will continue to closely monitor its collection efforts in future periods.
The Company also sells products and provides services in additional foreign jurisdictions including Asia-Pacific, the Middle East and Latin America, which expose the Company to political, legal and economic uncertainties and may limit the Company’s ability to collect on its sales generating activities, which may have a negative impact on the Company’s cash balance. These uncertainties include, but are not limited to, the following:

•	challenges with enforcing contracts in local courts;

•	currency devaluations in hyper-inflationary markets resulting in a loss of revenues due to a foreign customer’s inability to procure the Company’s products and services in the future; and

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

•
stringent and evolving currency restrictions and controls which have resulted and could result in further extended delays or other challenges in the recognition of revenue and the collection of accounts receivables.

See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company is subject to risks inherent in foreign operations”.
Current Liabilities
The decrease in current liabilities of $111 million at the end of the third quarter of fiscal 2014 from the end of the fourth quarter of fiscal 2013 was primarily due to increases in accrued liabilities and deferred revenue, partially offset by a decrease in accounts payable. As at November 30, 2013, accrued liabilities were $1.9 billion, reflecting an increase of $46 million from March 2, 2013, which was primarily attributable to an increase in vendor liabilities related to the Q3 Fiscal 2014 Inventory Charge and the Z10 Inventory Charge, which was partially offset by decreases in accrued royalties and warranty compared to the fourth quarter of fiscal 2013. Deferred revenue was $699 million, which reflects an increase of $157 million compared to March 2, 2013 due to an increase in the volume of transactions that did not meet the criteria for revenue recognition as at November 30, 2013. Accounts payable were $750 million as at November 30, 2013, reflecting a decrease of $314 million from March 2, 2013, which was primarily attributable the timing of purchases at the end of the third quarter of fiscal 2014 compared to the fourth quarter of fiscal 2013.

Cash flows for the nine months ended November 30, 2013 compared to the nine months ended December 1, 2012 were as follows:

	For the Nine Months Ended
	(in millions)
	November 30, 2013	December 1, 2012
Net cash flows provided by (used in):
Operating activities	$405	$2,093
Investing activities	(642)	(1,665)
Financing activities	973	(35)
Effect of foreign exchange gain (loss) on cash and cash equivalents	(11)	1
Net increase in cash and cash equivalents	$725	$394
Operating Activities
Net cash flows provided by operating activities were $405 million for the first nine months of fiscal 2014 compared to net cash flows provided by operating activities of $2.1 billion in the first nine months of fiscal 2013. The decrease primarily reflects the higher net loss incurred in the first nine months of fiscal 2014 and changes net in working capital compared to the same period in the prior fiscal year.
Investing Activities
During the nine months ended November 30, 2013, cash flows used in investing activities were $642 million and included intangible asset additions of $837 million, acquisitions of property, plant and equipment of $241 million, business acquisitions of $7 million and cash flows provided by transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions in the amount of $443 million For the same period in the prior fiscal year, cash flows used in investing activities were $1.7 billion and included intangible asset additions of $770 million, cash flows used in transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $465 million, property, plant and equipment additions of $325 million and business acquisitions of $105 million.
During the nine months ended November 30, 2013, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features. The decrease in property, plant and equipment spending for the first nine months of fiscal 2014 was primarily due to the cost saving initiatives of the CORE program, reflecting the Company’s targeted investment approach in research and development and manufacturing, as well as its continued investment in network infrastructure, which remains a strategic priority for the Company.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities
Cash flows provided by financing activities were $973 million for the first nine months of fiscal 2014, reflecting an increase of $1.0 billion from the first nine months of fiscal 2013 and was due to the Company's issuance of the Debentures. See “Overview - Strategic Review, Debenture Financing and Management Changes”.

Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at November 30, 2013:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$220	$53	$76	$47	$44
Purchase obligations and commitments	1,468	1,467	1	—	—
Long-term debt interest payments	$420	$60	$120	$120	$120
Total	$2,108	$1,580	$197	$167	$164
Purchase obligations and commitments amounted to approximately $1.5 billion as at November 30, 2013, with purchase orders with contract manufacturers representing approximately $664 million of the total. The Company also has commitments on account of capital expenditures of approximately $20 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payments and actual amounts to be paid for these purchase obligations and commitments is estimated based upon current information and the Company’s existing contractual arrangements with suppliers. The timing of payments and actual amounts paid may differ from estimates depending upon the timing of receipt of goods and services, changes to agreed-upon amounts for certain obligations, and payment terms or changes to the contractual relationships between the Company and its suppliers. The Company’s purchase obligations and commitments generally increase or decrease along with the demand for the Company’s products, or as new service offerings are either launched or exited.
Credit Facilities and Other Funding Sources
On November 13, 2013, Fairfax and other institutional investors acquired the Debentures, with an option to purchase an additional $250 million principal amount of Debentures. On December 12, 2013, the Company announced that the expiry of the option to purchase additional Debentures had been extended from December 13, 2013 to January 13, 2014.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years and each $1,000 of Debentures are convertible at any time into 100 common shares of the Company, for a total of 100 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments. The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness. Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of one quarter of the Debenture holders. During an event of default the interest rate rises to 10% per annum.
The Company has a $525 million asset-backed lending arrangement (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain availability criteria and limits and customary financial covenants, expires on August 27, 2016 and is secured by the Company’s accounts receivable, inventory, equipment, mortgages on certain real property and a stock pledge of certain subsidiaries. The Company has utilized approximately $5 million of the Facility for its outstanding letters of credit as of November 30, 2013.
Cash, cash equivalents, and investments were $3.2 billion as at November 30, 2013. To mitigate the pressure on the Company's cash flows, the Company's management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and its operational restructuring, and remains focused on managing the liquidity needs of the business. In addition, as described above, the

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Company continues to pursue opportunities to attain further cost savings in the coming fiscal quarters as it executes on its operational restructuring plan noted above. The Company has also identified additional opportunities to generate liquidity through the receipt of a $696 million Canadian income tax refund in the third quarter of fiscal 2014 and the anticipated receipt in the first half of fiscal 2015 of another significant income tax refund, for which the income taxes receivable balance is currently approximately $323 million, and the sale of redundant assets, which are classified as held for sale on the Company's balance sheet. Based on its current financial projections, the Company believes its financial resources, including the proceeds from the Debentures and tax refund received in the third quarter of fiscal 2014, together with expected future operating cash generating and operating expense reduction activities, available borrowings under the Facility, access to other potential financing arrangements and the future tax refund referred to above should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed and should provide the necessary financial capacity for the foreseeable future. However, as noted above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to many risks, including the inherent risk of difficulties in forecasting the Company’s financial results and performance for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These difficulties in forecasting the Company's financial results and performance are magnified at the present time given the uncertainties related to the Company's operational restructuring, recent management changes and strategic initiatives described in this MD&A. See “Overview - CORE and Operational Restructuring”, “Overview - Strategic Review, Debenture Financing and Management Changes”, “Overview - Strategic Initiatives”, “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of the AIF, which is included in the Annual Report, including the risk factor titled “The Company’s ability to maintain or increase its cash balance could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices and its ability to collect accounts receivables in jurisdictions with foreign currency controls”.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to alleged patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors” in the AIF, which is included in the Annual Report, including the risk factor entitled “The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies”.
As of November 30, 2013, there are no claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore no accrual has been made. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: in the early stages of a proceeding, a claimant is not required to specifically identify the patent that has allegedly been infringed; damages sought are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the third quarter of fiscal 2014 were transacted in U.S. dollars. Portions of the revenues were denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials were primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars but were also incurred in Euros and British Pounds. At November 30, 2013, approximately 24% of cash and cash equivalents, 26% of accounts receivables and 25% of accounts payable were denominated in foreign currencies (March 2, 2013 – 19%, 29% and 5%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income (“AOCI”) and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and nine months ended November 30, 2013, there was nil and $4 million in realized losses on forward and option contracts which were ineffective upon maturity (three and nine months ended December 1, 2012 – nil and $8 million in realized gains). As at November 30, 2013 and December 1, 2012, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from December 2013 to May 2014. As at November 30, 2013, the net unrealized losses on these forward and option contracts (including option premiums paid) was $8 million (March 2, 2013 - net unrealized losses of $8 million). Unrealized gains associated with these contracts were recorded in other current assets and AOCI. Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI.
The Company has also entered into other forward and option contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from December 2013 to July 2014. As at November 30, 2013, there were unrealized losses (net of premium paid) of $9 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
During the third quarter of fiscal 2014, changes in forecasts and uncertainty in the probability of cash flows caused certain forward and option contracts hedging exposures relating to anticipated foreign currency transactions to no longer qualify for hedge accounting, and the Company de-designated and closed these forward and option contracts. As a result, unrealized losses of $5 million were transferred from accumulated other comprehensive income to selling, marketing and administration.
The Company enters into foreign currency forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from December 2013 to February 2014. As at November 30, 2013, there were there were unrealized losses (net of premiums paid) of $4 million recorded in respect of these instruments (March 2, 2013 – net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
Interest Rate
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company also has issued the Debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the Debentures. The fair value of the Debentures will fluctuate with changes in prevailing interest rates.

BlackBerry Limited
Management's Discussion and Analysis of Financial Condition and Results of Operations

Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at November 30, 2013 was $17 million (March 2, 2013 - $17 million). The Company also places insurance coverage for a portion of its accounts receivable balances. There were no individual customers that comprised more than 10% of accounts receivable as at November 30, 2013 or March 2, 2013. Additionally, there were no customers that comprised 10% of the Company’s third quarter of fiscal 2014 revenue (third quarter of fiscal 2013 revenue – no customer comprised 10% or greater). During the third quarter of fiscal 2014, the percentage of the Company's receivable balance that was past due increased compared to the first quarter of fiscal 2014. Although the Company actively monitors and attempts to collect on its receivables as they become due, the risk of further delays or challenges in obtaining timely payments from its carrier and distributor partners of receivables exists, particularly given the Company's recent challenges and recent announcement regarding the Company's strategic review process. The occurrence of such delays or challenges in obtaining timely payments could negatively impact the Company's liquidity.
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 30, 2013, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 100% (March 2, 2013 – 29%). As at November 30, 2013, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of $7 million (March 2, 2013 - $35 million total risk exposure on a notional value of $1.8 billion).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 30, 2013, no single issuer represented 58% of the total cash, cash equivalents and investments (March 2, 2013 – no single issuer represented more than 22% of the total cash, cash equivalents and investments), other than the United States Department of the Treasury.
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the nine months ended November 30, 2013.

Changes in Internal Control Over Financial Reporting
During the three months ended November 30, 2013, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JOHN CHEN, Chief Executive Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 30, 2013.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2013 and ended on November 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2013

/s/ JOHN CHEN
JOHN CHEN
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, JAMES YERSH, Chief Financial Officer of BlackBerry Limited, certify the following:

1	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BlackBerry Limited (the “issuer”) for the interim period ended November 30, 2013.

2
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2N/A
5.3N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 1, 2013 and ended on November 30, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 20, 2013

/s/ JAMES YERSH
JAMES YERSH
Chief Financial Officer

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	December 20, 2013	By:	/S/ JAMES YERSH
Name: James Yersh
Title: Chief Financial Officer